List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
11 February 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Interim results for the six months ended 31 December 2009. (11 February 2010)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 11 February 2010	By	/s/ C. Kynaston
	Name:	Claire Kynaston
	Title:	Senior Company Secretarial Assistant

Half year results, six months ended 31 December 2009

Improvement in the second quarter resulted in organic net sales of -2% and organic operating profit of -3% for the half.  Close management of working capital drove a substantial increase in free cash flow to £0.9 billion for the half.  Guidance maintained for low single digit organic operating profit growth for the full year.

Results at a glance
		First half F’10	First half[1] F’09	Organic movement	Reported movement
Volume in millions of equivalent units		76.8	78.2	(2)%	(2)%
Net sales	£ million	5,207	5,068	(2)%	3%
Operating profit before exceptional items	£ million	1,631	1,643	(3)%	(1)%
Operating profit	£ million	1,536	1,630		(6)%
Profit attributable to parent company’s equity shareholders [2]	£ million	1,016	1,133		(10)%
Basic eps [2]	pence	40.9	45.5		(10)%
Eps pre exceptionals and discontinued operations	pence	44.2	41.9		5%
Free cash flow	£ million	904	387

1   Restated – see Note 1 on page 26 and additional information on page 38
2   For six months ended 31 December 2009 reported tax rate 22.3% (six months ended 31 December 2008 14.9% and year ended 30 June 2009 14.4%.  Restated – see Note 1 on page 26 and additional information on page 38).  Includes exceptional items.

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2009 said:

"As we had anticipated this was a challenging six months. The economic and consumer environment remained weak in many markets and we faced a difficult comparison against Q1 last year yet the second quarter did show a return to growth. In addition we reduced stock levels in all regions.  While this had a negative impact on volume growth in the half, it positions us appropriately for the future. While pricing opportunities have been limited and the performance of our standard priced brands has been stronger than that of our premium priced brands, our diversity, through category and brand range and our wide geographic reach, means that overall price/mix has been maintained.
“Our category leading brands, the consistency and scale of our marketing investment, successful innovation and our industry leading sales capabilities have led to share gains for Diageo’s priority brands in key markets.

“We are in the early stages of recovery with more encouraging signs in the emerging and developing markets.  However, in a difficult environment this half we have continued to improve the efficiency of our functions, reduced our cost base, strengthened our relationships with our customers and generated significant free cash flow which has again enhanced our financial strength.  Focused marketing spend by category and geography continues to build our brand equities.

“We are maintaining our guidance for low single digit organic operating profit growth for the full year.  At a time when future economic and consumer trends continue to be difficult to forecast, the steps we have taken have created a stronger business which will position the company well.”

Financial highlights

•	Marketing investment reduced 5% primarily as a result of the reduction in spend in Europe
•	Associate income was £94 million, down £26 million from the prior period
•	Exceptional operating costs were £95 million
•	Finance charges were £237 million. Net interest was £197 million. Net other finance charges were £40 million including £25 million in respect of post employment plans
•	Interim dividend per share increased by 5% to 14.60 pence

Unless otherwise stated in this announcement: volume is in millions of equivalent units; net sales are sales after deducting excise duties; percentage movements are organic movements; commentary refers to organic movements and share refers to value share.  The classification of brands as ‘local priority brands’ and ‘category brands’ has been discontinued for reporting purposes. Data relating to the performance of these brands in the six months ended 31 December 2009 is given as an appendix to the interim results presentation.  For subsequent reporting periods no performance data using this classification will be provided in interim or preliminary results announcements. See page 35 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps to eps pre-exceptionals and discontinued operations and to underlying eps.

Regional summary

North America – Lower shipment levels in US spirits impacted overall performance in the half

•	Volume down 4%
•	Net sales down 6%
•	Marketing spend down 5%
•	Operating profit down 2%

The economic environment and consumer confidence in North America remained weak.  Growth of the beverage alcohol market has slowed with volume growth estimated to be no greater than 1% and value flat in the half. Results were mixed regionally and there was a continued decline in the on-trade.  Diageo spirits brands faced a difficult comparison against the comparable period when stock levels increased.  However, Diageo gained volume share and although value share was down overall, it was maintained on the priority brands and Diageo continued to outperform most of its major competitors.  Facing softer comparisons due to the planned de-stock which was undertaken in fiscal 2009, Diageo’s beer brands grew volume and net sales and gained 0.2 percentage points of share.  Wine volume grew due to a strong performance from Sterling Vineyards but net sales declined due to increased promotional activity and innovations focused on price points at $10 and below.

Europe – Performance reflected difficult economic conditions in key markets

•	Volume down 2%
•	Net sales down 5%
•	Marketing spend down 14%
•	Operating profit down 3%

Performance in Europe varied by market. There are, as yet, no signs of an overall improvement in economic conditions but Diageo’s performance did improve in December in some markets as a result of share gains. Volume and net sales grew in Great Britain as a result of strong sales execution, particularly during the Christmas campaign in the off-trade. Volume and net sales also grew in Southern Europe led by Greece and Turkey, and volume grew in Russia, where focus was increased on those Diageo brands and formats most relevant for the value-conscious consumer. Net sales declined in Spain and Ireland, reflecting the continued slowdown of the industry, particularly in the on-trade. Guinness remained resilient and delivered share gains in both Great Britain and Ireland. Overall price/mix was negative due to increased promotional activity on spirits in the off-trade channel and as consumers traded down from super premium and premium into lower priced segments. The continued consumer shift from on-trade to off-trade accelerated in many markets during the period. Marketing spend was reduced as investment was focused behind fewer brands and campaigns. Media rate deflation and procurement efficiencies continued through the period.

International – Region once again delivered good top and bottom line growth

•	Volume up 2%
•	Net sales up 8%
•	Marketing spend up 9%
•	Operating profit up 16%

Volume and net sales increased in International as a result of strong performances in both the beer and scotch categories.  In Africa beer net sales grew strongly.  Guinness net sales were up in all key markets across Africa with the exception of Cameroon.  Harp net sales doubled in Nigeria and Tusker continued to grow very strongly in East Africa.  Scotch net sales grew as a result of growth in net sales of Johnnie Walker and Old Parr in Latin America and the return to growth of Johnnie Walker in Global Travel and Middle East. Marketing spend increased 9% focusing on core brand and market opportunities, in particular the “250th Celebration” of Guinness in Africa, and on Johnnie Walker in Global Travel and Middle East.

Asia Pacific - Improving consumer trends as regional economies recovered although some de-stocking continued to impact performance

•	Volume down 1%
•	Net sales down 1%
•	Marketing spend down 2%
•	Operating profit up 5%

Performance in Asia Pacific showed an improving trend but was impacted by the comparison to inappropriately high shipments in India in the prior year and by pockets of continued de-stocking in China and Korea. Australia, the largest market in the region, returned to net sales growth. South East Asia also delivered a very strong performance led by Johnnie Walker and Guinness. Increased investment behind the “250th Celebration” campaign together with price increases led to double-digit net sales growth of Guinness. Marketing spend as a percentage of net sales remained in line with the same period last year.  Spend was reduced in India and also in China where the later timing this year of the Shanghai Grand Prix and Chinese New Year means that marketing activities for these two key events will be in the second half. Investment was stepped up behind key brands in Australia, Korea and South East Asia.

Key brand performance
	Volume movement* %	Organic net sales movement %	Reported net sales movement %

Global priority brands	(4)	(5)	(1)
Other brands	-	2	7
Total	(2)	(2)	3

Global priority brands**:
Smirnoff	(5)	(8)	(4)
Johnnie Walker	3	(3)	4
Captain Morgan	-	(2)	1
Baileys	(8)	(11)	(7)
JεB	(12)	(14)	(7)
Jose Cuervo	(11)	(14)	(12)
Tanqueray	(3)	(5)	(2)
Guinness	(2)	2	1

*    Reported and organic volume movements were the same for all brands in all regions
**  Spirits brands excluding ready to drink

Smirnoff: Negative price/mix resulted from discounting in the vodka category in key markets as competition in the premium vodka segment increased and Smirnoff responded to increase share and display. Stock reductions in the United States drove overall volume decline.  Outside the United States, underlying trends improved with volume growth in Great Britain and in smaller Asian and European markets.

Johnnie Walker: A return to volume growth of 3% was driven by economic improvement and share gains in some Latin American and Asian markets. Increased marketing investment led to net sales growth and share gains in many established markets such as Greece, Global Travel and Mexico. Negative price/mix of 6 percentage points resulted from consumers trading down from super deluxe variants together with an increase in price promotional activity, in particular in Global Travel and key standard scotch markets such as Brazil and South East Asia.

Captain Morgan: Predominantly a North American brand, volume and net sales declined in North America by 4% and 5% respectively as a result of lower shipments and increased discounting in the category. Outside of the United States the brand’s development continued, growing net sales 17% led by Northern Europe, Ireland, Great Britain and Global Travel.

Baileys: The global economic recession continued to impact the brand significantly as consumers viewed liqueurs as a luxury purchase. By market, the primary drivers of the net sales decline were North America, where the category has been one of the most impacted, Eastern Europe and Russia.

JεB: In Spain JεB gained 0.4 percentage points of share in the on-trade and lost share in the off-trade mainly to lower priced value brands and own label.  The weakness of the scotch category in Spain was the main cause of the decline in JεB.

Jose Cuervo: Predominantly a North American brand, volume was affected by aggressive pricing by competitors and softness in the on-trade which also led to negative price mix. Innovation, in particular Especial Silver, which was introduced in February 2009, continued to perform well.

Tanqueray: Volume and net sales growth in Great Britain offset declines in International, but performance was driven by decline in North America.  Mix shift from super premium Tanqueray Ten and increased competition in the premium segment drove the negative price/mix.

Guinness: The brand remained resilient with net sales growth and positive price/mix. Share and brand equity improvements in Great Britain and Ireland were particular highlights as was the 21% net sales growth in South East Asia. Africa continued to grow net sales, up 3% in the period.

Category summary
	Volume movement %	Organic net sales movement %	Reported net sales movement %

Spirits	(3)	(4)	2
Beer	2	5	4
Wine	11	3	7
Ready to drink	(5)	-	8
Total	(2)	(2)	3

Spirits: Vodka net sales declined 7% due to increased discounting and lower volume in North America. Total volume of scotch remained flat versus prior year while 1 percentage point of negative price/mix was driven by consumer down-trading and increased price promotions on standard scotch. Rum, with net sales up 2%, was the strongest category in spirits in the first half driven by Cacique in Venezuela and Zacapa.

Beer: The strong performance of Diageo's beer brands in Africa was the key driver of the overall performance with Harp in Nigeria and Tusker in Kenya being particular highlights. There was continued growth in Asia Pacific, net sales up 7%, and growth returned to North America, net sales up 6%, following the planned de-stock last year.  In Europe, beer net sales declined by 4% primarily due to a slowdown of the category in Ireland. Guinness grew share in both Ireland and Great Britain.

Wine: Growth of lower price points in North America led to volume growth of 6% but net sales decline of 3%.  Great Britain again performed strongly with volume up 22% and net sales up 26% driven by strong sales in the off-trade channel.

Ready to drink: Weakness in the segment continued in North America and Europe, while International showed strong growth with net sales up 10%.  Asia Pacific has returned to growth with net sales up 3%, led by the segment stabilising in Australia.

Exchange rate movements for year ending 30 June 2010

For the year ending 30 June 2010 applying current exchange rates for the balance of the year (US$/£1.64, €/£1.13), foreign exchange movements (excluding the exchange impacts of IAS 21 and IAS 39) are estimated to increase operating profit by £75 million and decrease the net interest charge by £5 million.

Management reports

The interim report for the six months ended 31 December 2009 comprises the Half-Yearly Financial Report that Diageo is required to publish under the Disclosure and Transparency Rules of the UK’s Financial Services Authority. Diageo will issue its next interim management statement on 6 May 2010. The year end preliminary results announcement will be issued on 26 August 2010.

BUSINESS REVIEW
For the six months ended 31 December 2009

1.  OPERATING REVIEW

Comparative financial information for the six months ended 31 December 2008 has been restated as a result of changes in accounting standards and a change in the group’s accounting policy for returnables (see Note 1 on page 26 and additional information on page 38).  The following table summarises the impact of the restatement on marketing spend and operating profit before exceptional items by region for the six months ended 31 December 2008:

	Marketing spend		Operating profit
	As previously reported	Restated	As previously reported	Restated
	£ million	£ million	£ million	£ million

North America	237	235	682	670
Europe	248	256	547	529
International	135	135	420	412
Asia Pacific	112	109	93	91
Corporate	-	-	(93)	(59)
	732	735	1,649	1,643

North America

Summary:

•	The decision to reduce US spirits shipments strengthened the long term business outlook but negatively impacted performance in the half
•	Focus remained on priority brands in US spirits and Diageo was the only one of the full line spirits companies to grow retail sales in the period
•	Diageo’s beer brands outpaced the imported beer segment and gained 0.2 percentage points of share
•	Innovation and growth in Sterling Vineyards at the $7+ per bottle wine range drove 0.2 percentage points of share gain
•	Canada net sales declined 7% impacted by economic softness, de-stocking and consumer down-trading
•	Continued media deflation and realised efficiencies reduced marketing spend but focus was maintained on priority brands

Key measures:

	First half F’10	First half F’09	Organic movement	Reported movement
	£ million	£ million	%	%

Volume	27.6	28.9	(4)	(4)
Net sales	1,695	1,755	(6)	(3)
Marketing spend	228	235	(5)	(3)
Operating profit before exceptional items	667	670	(2)	-
Operating profit	661	670	(2)	(1)

Reported performance:

Net sales decreased by £60 million in the six months ended 31 December 2009 to £1,695 million, from £1,755 million in the comparable prior period. Reported operating profit before exceptional items decreased by £3 million in the six months ended 31 December 2009 to £667 million, from £670 million in the comparable prior period.

Organic performance:

Exchange rate impacts increased net sales by £34 million, acquisitions and disposals increased net sales by £9 million and there was an organic decrease in net sales of £103 million. Exchange rate impacts increased operating profit by £13 million, acquisitions and disposals reduced operating profit by £5 million and there was an organic decrease in operating profit of £11 million.

Brand performance:

	Volume movement	Organic net sales movement	Reported net sales movement
	%	%	%

Global priority brands	(6)	(8)	(6)
Other brands	(3)	(3)	(1)
Total	(4)	(6)	(3)

Key spirits brands*:
Smirnoff	(5)	(10)	(8)
Johnnie Walker	-	(2)	-
Captain Morgan	(4)	(5)	(3)
Baileys	(15)	(18)	(15)
Jose Cuervo	(13)	(16)	(15)
Tanqueray	(5)	(8)	(7)
Crown Royal	(7)	(8)	(6)

Guinness	4	5	8

Ready to drink	(4)	(5)	-

*   Spirits brands excluding ready to drink

Diageo North America faced a difficult comparison in the period against the increase in stock levels in the first half of fiscal 2009.  A generally weak consumer trading environment in the first quarter, followed by a disappointing Thanksgiving, led to a reduction of planned shipments in December.  However, consumer off-take over the Christmas period proved to be stronger than anticipated and therefore stocks held at distributors ended the half below last year’s levels. In spirits, consumers continued to trade down from the super and ultra premium segments to lower price segments; however the premium segment, where Diageo is best represented, has proved the most resilient and gained share of the overall spirits category.  There has also been a shift in purchasing patterns to large-package and discount retail stores as consumers seek more value for their money.  Despite increased levels of discounted sales in the market, Diageo’s brands continued to sell at a price premium.

The premium vodka segment in the United States is one of the most competitive and has seen a number of low volume fast growing entrants in the past year.  Despite performing well in consumer off take, Smirnoff volume decreased due to the reduction of shipments against the prior period.  Smirnoff remained the leading vodka in the premium segment and the launch of the new advertising campaign “BE THERE” is driving awareness among consumers.  Price reductions and discounting increased during the period in response to changing consumer trends and the number of new entrants into the segment.  Innovation with new flavours, pear and pineapple following pomegranate and melon, revitalised the Flavours line, which performed ahead of Smirnoff Red.

Increased brand awareness activity, including advertising, PR and digital marketing in core markets maintained Johnnie Walker volume in a declining scotch category.  Net sales decreased as Johnnie Walker Red Label grew faster than the higher priced variants. Targeted marketing around the holidays and the 100th anniversary of Johnnie Walker Black Label helped Johnnie Walker outperform the competition and it gained 1.3 percentage points of share.

Overall Captain Morgan volume declined due to lower shipment levels against the prior period.  Although net sales declined, Captain Morgan Original Spiced Rum grew 0.8 percentage points of share.  In comparison, Captain Morgan grew net sales in Canada and gained 1.4 percentage points of share.  It has become the third fastest growing spirit in Canada.

The liqueurs category has been one of the hardest hit in the current economic recession, down in both value and volume due to the consumer perception that it is a luxury purchase.  As the top brand in the category, Baileys’ performance was also impacted by consumers trading down to value brands, an increase in the price differential between Baileys and its nearest competitors and high stock levels due to the launch of Baileys with a hint of coffee in September 2008.

The tequila category has become even more competitive in the economic downturn.  Jose Cuervo volume and net sales declined with pricing pressure from 100% agave entrants in the less than $20 per bottle price range and heavy discounting from its leading competitor.  Although Jose Cuervo lost share overall in the United States, Especial, its leading variant, gained 1.6 percentage points of share.  Jose Cuervo remains the leading tequila brand in North America.

Although the overall gin segment grew, the imported gin segment continued to decline giving way to domestic gins and new entrants. Tanqueray lost volume and net sales as consumers shifted to lower priced domestic alternatives.

Lower net sales of Crown Royal resulted from lower shipments and segment weakness as consumers traded down to lower priced alternatives.  Crown Royal gained 0.5 percentage points of share and outperformed all its major competitors in the period. The more premium variants of the brand, Crown Royal Extra Rare and Crown Royal Cask 16, gained volume, albeit off a small base, as prices were reduced to align them more closely to their competitive set.

Guinness was a stand out amongst Diageo’s beer brands and the imported beer segment, which continued to decline.  Guinness volume increased driven by incremental volume from the new 250th Anniversary Stout, good performance from Guinness Extra Stout and Guinness Kegs and lapping the planned de-stock from the prior year.  Net sales increased ahead of volume due to favourable mix and carryover pricing from the prior year.

In other brand performance, Ketel One vodka volume declined 10% as it lapped a significant increase in shipments in the prior year when Diageo became the brand’s exclusive distributor in the United States and inventory levels increased to meet the Diageo distribution footprint.  Ketel One vodka net sales decreased by 6% as price increases were taken in the period.  Ketel One vodka outperformed the number one and number two super premium vodkas in the United States. Cîroc grew volume 10% and net sales 12% in a declining ultra premium vodka segment as a result of continued investment in the brand together with innovation.  Bulleit Bourbon has also performed well albeit from a small base growing volume 34% and net sales 36%.

Although the beer category has declined in both volume and value, Diageo gained 0.2 percentage points of share in the imported beer segment. Following the planned de-stock of the prior year, Diageo’s beer brands grew both volume and net sales 6%.

Diageo’s wine performance outpaced the industry gaining 0.2 percentage points of share.  Diageo wines grew volume 6% due to the strong performance of Sterling Vintner’s Collection and new entrants focused on price points at $10 per bottle and below.  The strength of these brands along with the continued trading down by the consumer led to a 3% net sales decline.  Within Diageo’s many wine brands, a consumer shift toward white wines rather than higher margin red varietals added to this adverse price/mix.

The ready to drink segment continued to decline and net sales of Diageo's ready to drink brands were down 5%.  Spirits-based ready to serve variants declined due to de-stocking and increased competition in the margarita segment. Malt-based ready to drink variants experienced a slight lift due to lapping the prior year de-stock.

Marketing spend year on year declined as media deflation together with efficiencies came through.  Diageo has maintained focus on its priority brands and marketing campaigns continued to improve key brand equities.  In US spirits, share of voice increased 1 percentage point.

Volume performance in Canada, down 3%, was impacted by economic softness particularly in Ontario and Alberta, consumer down-trading and the Liquor Control Board's de-stocking.  Net sales declined 7% due to unfavourable mix as volume shifted from spirits to beer and wine.  Beer and wine grew due to the strong performance of Red Stripe, Harp, Beaulieu Vineyards and Sterling Vineyards.  Ready to drink declined due to softness in the spirits-based ready to serve segment.

Europe

Summary:

•	Share gains in key markets and on key brands were not enough to offset continued industry declines in Ireland, Spain and Eastern Europe and net sales declined 5%
•	Strong performance in Great Britain, volume up 6% and net sales up 5%. Increased share across total spirits, beer and wine
•	Guinness again grew share of beer in Ireland and Great Britain
•	In Spain, overall industry decline and a consumer shift from the on-trade to the off-trade led to a net sales decline of 11%
•	Brand range was expanded and smaller bottle sizes introduced in Russia to capture new volume growth opportunities as consumers traded down to lower price points
•	The economic environment in Eastern Europe continued to be very challenging leading to consumer down-trading and further stock reductions with customers
•	Southern Europe delivered net sales growth in the first half, led by Greece and Turkey

Key measures:

	First half F’10	First half F’09	Organic movement	Reported movement
	£ million	£ million	%	%

Volume	22.0	22.5	(2)	(2)
Net sales	1,547	1,560	(5)	(1)
Marketing spend	229	256	(14)	(11)
Operating profit before exceptional items	528	529	(3)	-
Operating profit	522	529	(3)	(1)

Reported performance:

Net sales decreased by £13 million in the six months ended 31 December 2009 to £1,547 million, from £1,560 million in the comparable prior period. Reported operating profit before exceptional items decreased by £1 million in the six months ended 31 December 2009 to £528 million, from £529 million in the comparable prior period.

Organic performance:

Exchange rate impacts increased net sales by £61 million, acquisitions increased net sales by £5 million and there was an organic decrease in net sales of £79 million. Exchange rate impacts increased operating profit by £17 million and there was an organic decrease in operating profit of £18 million.

Brand performance:

	Volume movement	Organic net sales movement	Reported net sales movement
	%	%	%

Global priority brands	(5)	(7)	(4)
Other brands	4	(1)	4
Total	(2)	(5)	(1)

Key spirits brands*:
Smirnoff	(5)	(9)	(7)
Johnnie Walker	(10)	(12)	(10)
Baileys	(2)	(7)	(4)
JεB	(12)	(14)	(7)

Guinness	(3)	(1)	3

Ready to drink	(12)	(6)	(4)

*   Spirits brands excluding ready to drink

In Great Britain volume grew 6%, net sales grew 5% and share gains were delivered across spirits, beer and wine. This was a result of a successful Christmas campaign on spirits and strong performances from Guinness and wine, particularly Blossom Hill. Price/mix was negative, reflecting a higher proportion of spirits sold on promotion in the off-trade, partly offset by the positive impact of price increases on Guinness and Blossom Hill. Marketing spend was focused behind key programmes and brands, in particular the “BE THERE” campaign on Smirnoff and the “250th Celebration” campaign on Guinness.

The economic weakness in Ireland and a reduction in customer spending continued to impact the alcohol industry with sales down 10%. The key Republic of Ireland on-trade channel declined at the higher rate of 14%. Diageo volume and net sales declined 9% but share increased in the on-trade in both beer and spirits. The successful “250th Celebration” campaign on Guinness, culminating in “Arthur’s Day” on 24 September, led to significant brand equity improvements and share gains in both the on-trade and the off-trade for the brand. The agency lager brands, Budweiser and Carlsberg, declined broadly in line with the total market while both Smithwick’s and Harp grew share due to a successful new brand positioning strategy for Smithwick’s and the launch of Harp Ice Cold.

The challenging macro-economic environment continued to shape Diageo’s performance in Iberia with reduced on-trade consumption and down-trading to value brands in the off-trade.  In Spain this resulted in an overall 6% decline in the spirits industry, a decline of 11% in the on-trade and a tough pricing environment.  Diageo volume declined 11% and net sales 12% reflecting the market decline in Spain and a planned trade de-stock in Portugal.  The launch of a range of ready to serve cocktails, in particular the Cacique Mojito, into the Spanish off-trade has proved very successful in enabling consumers to replicate an on-trade cocktail experience at home.

Developing markets in Europe continued to experience very difficult trading conditions. In Russia, although Diageo increased its share of whisky, overall net sales declined 11% as consumers traded down from higher priced products such as Johnnie Walker into value and standard brands such as Smirnov vodka, Bell’s and White Horse. In Eastern Europe, shipments lagged behind depletions as wholesalers and distributors continued to reduce their inventories and net sales declined 32%, as consumer confidence remained very weak. The exception to this was Poland, Diageo’s largest market within Eastern Europe, where double-digit depletions growth of Johnnie Walker led to strong share gains within the growing whisky category, although net sales declined in the period due to de-stocking.

Smirnoff volume declined 5% and net sales 9% due to market weakness in Ireland and Iberia and distributor de-stocking in Eastern Europe. The vodka category remained fiercely competitive, particularly in the off-trade. Negative price/mix on the brand reflected a larger proportion of volume being sold on promotion and negative variant mix as Smirnoff Black declined at a higher rate than Smirnoff Red. In Great Britain, the brand’s largest market in Europe, Smirnoff Red grew share. Brand equity scores were boosted further by the heavy media investment behind the “BE THERE” campaign including a new television commercial over the Christmas period.

Johnnie Walker volume declined 10% and net sales 12%, driven by trading down and de-stocking in Russia and Eastern Europe. In Greece and Spain, the two largest and most established Johnnie Walker markets in Europe, the launch of new television and Grand Prix campaigns drove net sales growth of 12% and 1% respectively.

Baileys volume declined 2% and net sales 7%, mainly driven by Russia and Eastern Europe where consumers perceived the liqueur category as a luxury purchase. The Christmas marketing on the brand comprised two separate activities: the launch of a new flavour, Baileys with a hint of coffee, and the “Baileys Bows” campaign where a presentation bow was added to bottles of Baileys across the region turning the brand into an instant gift and generating higher visibility in store. Baileys grew share in the off-trade during this key selling period in its two largest markets of Great Britain and Spain.

JεB volume declined 12% and net sales 14% reflecting mainly the on-trade channel decline in Spain and further de-stocking in Portugal and Romania.

Guinness volume across the region declined 3% and net sales 1%, a good performance in a tough trading environment. In the largest markets of Ireland and Great Britain, the brand increased share in the on-trade and off-trade and brand equity scores were significantly increased as a result of the marketing campaigns “Bring it to Life” and “250th Celebration”. In Great Britain, Guinness grew net sales 3% and achieved its highest ever share of beer in the on-trade at 7.6%. Packaged Guinness grew particularly strongly following the development of new packaging and the launch of promotional packs around key events.

Ready to drink volume declined 12% and net sales 6%. The 6 percentage points of positive price/mix was mainly due to an ABV reduction on Smirnoff Ice in Great Britain from 4.5% to 4.0% in February 2009. In Great Britain, while the on-trade remained in decline, the off-trade showed some growth due in part to the smaller pre-mix and ready to serve cocktail segments where Diageo is well placed to capture growth through Smirnoff and Schweppes Tonic and Morgan’s Spiced and Cola.

Marketing spend was reduced by 14%, reflecting the adverse trading environment in Iberia, Ireland and Eastern Europe. In Ireland and Iberia, spend was focused behind fewer brands while in Eastern Europe there was a reduction and re-prioritisation of spend from above the line media activity to in-store commercial drivers.

International

Summary:

•	Strong performance of beer brands in Africa and scotch in Latin America and Global Travel and Middle East
•	Guinness, Malta Guinness, Harp and Tusker drove net sales growth in Africa
•	An increase in promotional activity and selective price reductions delivered strong net sales growth of Johnnie Walker in Latin America and Global Travel and Middle East
•	Increased marketing spend on beer in Africa and rum in Latin America led to a 9% increase across the region

Key measures:

	First half F’10 £ million	First half F’09 £ million	Organic movement %	Reported movement %

Volume	20.8	20.3	2	2
Net sales	1,402	1,237	8	13
Marketing spend	150	135	9	11
Operating profit before exceptional items	460	412	16	12
Operating profit	457	412	16	11

Reported performance:

Net sales increased by £165 million in the six months ended 31 December 2009 to £1,402 million, from £1,237 million in the comparable prior period. Reported operating profit before exceptional items increased by £48 million in the six months ended 31 December 2009 to £460 million, from £412 million in the comparable prior period.

Organic performance:

Exchange rate impacts increased net sales by £58 million and there was an organic increase in net sales of £107 million. Exchange rate impacts decreased operating profit by £15 million and there was an organic increase in operating profit of £63 million.

Brand performance:

	Volume movement	Organic net sales movement	Reported net sales movement
	%	%	%

Global priority brands	1	3	7
Other brands	2	14	20
Total	2	8	13

Key spirits brands*:
Johnnie Walker	12	6	18
Smirnoff	(2)	(1)	11
Baileys	(10)	(9)	(2)
Buchanan’s	(9)	-	15

Guinness	(3)	2	(10)

Ready to drink	(7)	10	17

*     Spirits brands excluding ready to drink

With the exception of South Africa, the relatively low inter-dependence of many African markets with western economies insulated the continent somewhat from the global downturn.  However, the continent faces specific challenges, for example the East African economy was severely impacted by drought in the half. Volume was down 2% in Africa as a result of a decline in Senator and low value local spirits.  Net sales grew 8% driven by Harp and Malta Guinness in Nigeria, Guinness and Tusker in East Africa and Guinness, Alvaro and Malta Guinness in Ghana.

Net sales in Nigeria grew 21% with very strong growth of Harp and Malta Guinness.  Focus on improved visibility, reduced stock outs and increased distribution led to significant growth of Harp and net sales doubled. Malta Guinness grew net sales 42% following the re-launch last year.  A price increase on Guinness last year reduced volume 6% but drove positive price/mix of 7%. Smirnoff Ice also performed well increasing net sales by over 70% albeit from a moderate base.

The severe drought impacted the performance of East Africa and volume declined 11%. As incomes fell, consumers traded out into illicit brews and this impacted Senator volume which declined 13%. Duty increases on local spirits significantly impacted volume of value spirits in the half. Net sales grew 4% as double-digit growth of both Guinness and Tusker more than offset the volume decline of value spirits.

South Africa was impacted by the economic downturn and net sales declined 2%.  The scotch category was most affected as consumers switched from Johnnie Walker and Bell’s into secondary scotch brands Black and White and White Horse. In spite of the net sales decline Diageo scotch brands gained 0.9 percentage points of volume share in the half. The decline in scotch was only partially offset by Smirnoff which outperformed white spirits trends to grow net sales 15% supported by a combination of strong consumer marketing and trade support.

Volume in Ghana declined 5%, however price increases taken in April and November 2009 drove net sales growth of 16%.  The brands driving this performance were Guinness up 19% and strong double-digit net sales growth of non-alcoholic beverage brands Malta Guinness and Alvaro.

The impact of the global recession on Latin America was muted and volume and net sales grew 4% and 10% respectively with share gains in Brazil and Mexico.  Much of the price/mix improvement was delivered by price increases in Venezuela, strong volume growth and price increases in Mexico and strong volume growth in Brazil, following a price realignment.

In Venezuela the economic downturn, lower oil revenues and inflation reduced disposable income and volume declined 3%. Price increases were implemented following increases in cost of goods. Net sales grew 17% with double-digit growth in scotch, rum and ready to drink. Scotch volume declined 11% but positive price/mix on Old Parr, Buchanan's and Chequers delivered net sales growth of 12%. Cacique volume grew 11% as consumers switched into the more affordable local rum category and positive price/mix on the brand was achieved through inflation driven price increases, share gains and trade-up within the category to increase net sales by half.  Locally produced Smirnoff Ice volume declined by 11% due to interruptions in material supply however inflation driven price increases, supported by trade visibility and event sponsorship, delivered net sales growth of 28%.

In a very competitive Mexican market, net sales grew over 30%.  Increased Johnnie Walker advertising behind the “Strides” campaign and “Join the Pact” delivered the highest brand awareness scores ever recorded for the brand in Mexico. Johnnie Walker Black Label and Johnnie Walker Red Label each posted double-digit net sales increases and volume share gains of 1.8 percentage points and 1 percentage point respectively.  Volume growth and the impact of price increases last year fuelled the Buchanan’s net sales increase of 30% in spite of increased discounts during the festive season in the face of aggressive competitor activity.

In Brazil, the spirits category declined.  Following a price repositioning for key brands, volume grew 14% and net sales grew 5% and the price reduction drove 8 percentage points of volume share gain in scotch.  Johnnie Walker grew net sales 6%, whilst Johnnie Walker super deluxe volume was down. Old Parr and Black and White also delivered strong net sales growth in the market. Smirnoff vodka volume was flat and net sales were down 13% following a price reduction. Net sales of Smirnoff ready to drink grew 15% following price increases in fiscal 2009.

In Global Travel and Middle East, volume increased 8% and net sales 4% against a backdrop of continued slowdown in the global economy. In the last quarter of calendar 2009, passenger numbers began to turn around, but the travel retail environment remained fiercely competitive.  Johnnie Walker delivered the strongest performance with 10% net sales growth after strong centenary promotional activity for Johnnie Walker Black Label.  This offset declines in Smirnoff and Baileys.  Zacapa rum was also a very strong performer within travel retail following increased listings, improved visibility and consumer sampling.

Johnnie Walker grew net sales 6% in International with Latin America up 8% following strong marketing campaigns and 10% growth in Global Travel and Middle East as a result of successful Johnnie Walker Black Label promotions. Following active participation in more promotional programmes across the region and a price reduction in Brazil there was negative price/mix.

The key vodka markets in the region were impacted by the economic downturn. Total Smirnoff volume declined 2% and net sales 1%. The brand grew volume 2% in South Africa and a price increase in February 2009 delivered 13 percentage points of positive price/mix.  A price reduction in Brazil increased volume share but reduced net sales. Smirnoff net sales declined 8% in Global Travel and Middle East as promotional intensity increased.

Volume and net sales of Baileys were down 10% and 9% respectively.  In Latin America net sales growth in Venezuela and Mexico was offset by declines elsewhere in Latin America whilst volume and net sales declined in Global Travel and Middle East. The positive price/mix was driven by Africa and Latin America.  There was negative price/mix in Global Travel in a very competitive landscape.

Net sales of Buchanan’s were flat in the region. Significant net sales growth in both Mexico and Venezuela was offset by a decline elsewhere in Latin America due to trading difficulties with a key customer.

Guinness net sales grew 2%.  Net sales in the brand’s largest market of Nigeria increased 1% and grew double-digit in East Africa and Ghana.

Ready to drink net sales, led by Smirnoff Ice, grew 10% despite weakness in South Africa. Smirnoff ready to drink grew in Cameroon, Nigeria, Brazil and Venezuela.

Marketing spend increased 9%, focused on beer, scotch and rum.  In Africa, marketing investment focused on the Guinness “250th Celebration” and Harp in Nigeria.  In Latin America spend increased behind the growing rum category while an increase in activity behind Johnnie Walker led to a 28% increase in marketing spend in Global Travel and Middle East.

Asia Pacific

Summary:

•	Australia returned to net sales growth due to stabilisation of the ready to drink segment, growth on core spirits and a strong contribution from innovation
•	Windsor net sales grew in Korea but the overall market declined due to de-stocking on other brands
•	Double-digit net sales growth in South East Asia with strong performances from Guinness and Johnnie Walker
•	Significant volume and net sales declines in India arising from inappropriately high shipments in the comparable period
•	Diageo’s scotch brands gained share in China although overall performance was impacted by de-stocking
•	Marketing spend remained constant as a percentage of net sales. Reductions in India and China were offset by significant increases in Korea, Australia and South East Asia
•	Operating profit growth due to gross margin improvement, marketing reductions and overhead cost savings

Key measures:

	First half F’10	First half F’09	Organic movement	Reported movement
	£ million	£ million	%	%

Volume	6.4	6.5	(1)	(1)
Net sales	523	477	(1)	10
Marketing spend	118	109	(2)	8
Operating profit before exceptional items	103	91	5	13
Operating profit	98	91	5	8

Reported performance:

Net sales increased by £46 million in the six months ended 31 December 2009 to £523 million, from £477 million in the comparable prior period. Reported operating profit before exceptional items increased by £12 million in the six months ended 31 December 2009 to £103 million, from £91 million in the comparable prior period.

Organic performance:

Exchange rate impacts increased net sales by £53 million and there was an organic decrease in net sales of £7 million. Exchange rate impacts increased operating profit by £7 million and there was an organic increase in operating profit of £5 million.

Brand performance:

	Volume movement	Organic net sales movement	Reported net sales movement
	%	%	%

Global priority brands	(2)	(3)	8
Other brands	-	1	12
Total	(1)	(1)	10

Key spirits brands*:
Smirnoff	(10)	(2)	11
Johnnie Walker	4	(7)	1
Bundaberg	(2)	11	11
Windsor	4	4	9

Guinness	1	12	26

Ready to drink	2	3	24

*   Spirits brands excluding ready to drink

Performance in Australia improved compared to the prior period as net sales grew 3%. Ready to drink grew 1% driven by a mixture of innovation and a return to growth of the segment. The largest spirits brands of Bundaberg, Johnnie Walker and Smirnoff all grew and spirits in total grew net sales 5%. Diageo maintained its share of spirits at 30%. Price increases were taken on core spirits and there was a 25% increase in marketing spend, primarily behind innovations Bundaberg Red, Baileys with a hint of coffee and Smirnoff Cocktails.

Net sales in Korea declined 3%, the key driver being the de-stocking of JεB and Dimple which are sold through a third party. Windsor grew net sales 2% and remained the leading scotch brand in the market. Price increases were taken in the period offsetting some negative variant mix from super deluxe to deluxe. Marketing spend increased behind Windsor 17 year old in order to re-invigorate the super premium scotch segment.

In India, volume declined 42% and net sales 44% due to lapping inappropriately high shipment levels in the same period last year, affecting both the Bottled in India and Bottled in Origin brands.  The declines were also related to prior period organisational issues and subsequently changes have been made to the local management team.

In China, volume declined 15% and net sales 24% reflecting distributor stock level reductions of Dimple, social unrest in Xinjiang, the key Johnnie Walker Red region, and some de-stocking of Johnnie Walker Black Label. Trade investment on Johnnie Walker and Windsor increased as distribution was expanded to new cities and led to negative price/mix. Depletions growth on Johnnie Walker led to share gains in scotch while Smirnoff, Baileys and Windsor all grew net sales. Marketing as a percentage of net sales was broadly maintained as investment was focused behind Johnnie Walker and growing Windsor to be a significant scotch brand in the market.

South East Asia experienced a strong first half with net sales up 12% despite an uncertain economic environment. Beer grew strongly especially in the largest market of Indonesia. The investments made in Vietnam have resulted in Johnnie Walker growing strongly in that market and South East Asia as a whole.

Thailand delivered a strong performance with net sales up 8% and share gains on Johnnie Walker and Benmore in scotch.

Smirnoff net sales declined 2% as the lower shipments in India offset growth in all other markets. In Australia, the brand benefited from a 38% increase in marketing spend behind the “BE THERE” campaign and recorded net sales growth. Thailand was an especially strong market for Smirnoff where the brand’s continued distribution expansion led to very strong net sales growth and share gains.

Johnnie Walker volume increased 4% driven primarily by Red Label. Black Label volume was flat as the underlying depletion momentum was offset by de-stocking. This negative mix, together with an increase in price promotion, resulted in a net sales decline of 7% for the brand. In South East Asia, volume of both Red Label and Black Label grew strongly although the brand recorded negative price/mix as consumers continued to trade down from super deluxe variants. In Australia, Johnnie Walker net sales grew 8% as a result of price increases on Black Label and increased investment behind the “Strides” campaign on television and in the press. Black Label recorded strong depletions growth in India and China in the period.

Bundaberg rum grew net sales 11% and enjoyed strong share growth in both volume and value despite lapping a period of strong growth last year following the ready to drink tax increase. Bundaberg Red continued to perform well.

Windsor grew volume and net sales 4%. Korea experienced some negative variant mix as consumers traded down from the super deluxe to the deluxe segment but this was offset by price increases and the  brand grew net sales 2%. The roll out of Windsor Reserve in China continued with distribution gains ahead of expectations, almost doubling in the past six months.

Guinness continued to perform well, growing net sales 12%. In South East Asia, net sales grew 21% and share of beer increased in Indonesia and Malaysia. Activation behind the “250th Celebration” campaign was the key reason for growth in Indonesia, Malaysia and Singapore. In Japan, the premium beer segment remained very challenging as consumers traded down. Guinness has a 60% price premium within the premium beer segment in that market and therefore the brand underperformed the segment despite increased investment.

Net sales of ready to drink grew 3% following a return to growth in Australia and strong performances in South East Asia and Thailand.

Marketing investment in Asia Pacific declined by 2% although spend as a percentage of net sales remained constant compared to the same period last year.  The key drivers of this reduction were decreases in India and phasing of spend to the second half in China. Offsetting these reductions were double-digit marketing spend increases in Korea, focused on building the equity of Windsor 17 year old, in Australia behind Smirnoff and innovation launches, and in South East Asia supporting the Guinness “250th Celebration” campaign. The development and activation of pan-regional campaigns, especially on Johnnie Walker and Smirnoff, continued to drive efficiencies in spend.

Corporate revenue and costs

Net sales were £40 million in the six months ended 31 December 2009, up £1 million from £39 million in the comparable prior period. Net operating costs rose from £59 million to £127 million in the six months ended 31 December 2009. Diageo undertakes the majority of its currency transaction hedging centrally and therefore £22 million of positive year on year transaction impact was taken to corporate.  In addition there was a negative year on year translation impact of £1 million in corporate.  The geographical regions are reported using forecast transaction exchange rates with the difference between forecast and achieved rates being included in corporate.  This amounted to a cost of £40 million in the period.  There was a £49 million increase in underlying corporate net costs mainly due to higher systems investment and business development charges together with the legal and accounting costs associated with ongoing regulatory matters.

2.  FINANCIAL REVIEW

Summary consolidated income statement
	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	(restated) £ million

Sales	6,928	6,691
Excise duties	(1,721)	(1,623)
Net sales	5,207	5,068
Operating costs before exceptional items	(3,576)	(3,425)
Operating profit before exceptional items	1,631	1,643
Exceptional operating items	(95)	(13)
Operating profit	1,536	1,630
Net finance charges	(237)	(344)
Share of associates’ profits after tax	94	120
Profit before taxation	1,393	1,406
Taxation	(310)	(210)
Profit from continuing operations	1,083	1,196
Discontinued operations	(10)	-
Profit for the period	1,073	1,196

Attributable to:
Equity shareholders of the parent company	1,016	1,133
Non-controlling interests	57	63
	1,073	1,196

Sales and net sales

On a reported basis, sales increased by £237 million from £6,691 million in the six months ended 31 December 2008 to £6,928 million in the six months ended 31 December 2009. On a reported basis net sales increased by £139 million from £5,068 million in the six months ended 31 December 2008 to £5,207 million in the six months ended 31 December 2009. Exchange rate movements increased reported sales by £263 million and reported net sales by £207 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £151 million in the six months ended 31 December 2009 due to an increase in cost of sales of £105 million, from £1,996 million to £2,101 million, a decrease in marketing expenses of £10 million from £735 million to £725 million, and an increase in other operating expenses before exceptional costs of £56 million, from £694 million to £750 million. The impact of exchange rate movements increased total operating costs before exceptional items by £164 million.

Exceptional operating items

Exceptional operating costs of £95 million for the six months ended 31 December 2009 comprised £21 million in respect of the global restructuring programme (2008 - £nil), £69 million in respect of the restructuring of global supply operations (2008 - £nil) and £5 million in respect of the restructuring of the Irish brewing operations (2008 - £13 million).

Post employment plans

Post employment net costs for the six months ended 31 December 2009 were a charge of £58 million (2008 - £50 million) comprising £39 million (2008 - £50 million) included in operating costs before exceptional items, pension curtailment gains of £6 million (2008 - £nil) in exceptional operating items and a charge of £25 million (2008 - £nil) in net finance charges.

The deficit before taxation in respect of post employment plans decreased by £328 million from £1,383 million at 30 June 2009 to £1,055 million at 31 December 2009. The reduction in the deficit includes £147 million transferred into the UK pension scheme from the escrow arrangements funded by the company in previous years. The company is in discussion with the pension schemes’ trustees as to future funding plans, however, annual cash contributions are not expected to increase significantly.

Operating profit

Reported operating profit for the six months ended 31 December 2009 decreased by £94 million to £1,536 million from £1,630 million in the comparable prior period. Exchange rate movements increased operating profit for the six months ended 31 December 2009 by £42 million. Before exceptional operating items, operating profit for the six months ended 31 December 2009 decreased by £12 million to £1,631 million from £1,643 million in the comparable prior period. Exchange rate movements increased operating profit before exceptional items for the six months ended 31 December 2009 by £43 million.

Net finance charges

Net finance charges decreased from £344 million in the six months ended 31 December 2008 to £237 million in the six months ended 31 December 2009.

The net interest charge decreased by £100 million from £297 million in the comparable prior period to £197 million in the six months ended 31 December 2009. The reduction in the interest charge resulted principally from the significant decrease in floating rate interest charges of £52 million, a positive movement from the revaluation to period end market rates of interest swaps under IAS 39 of £28 million and favourable exchange rate movements of £8 million.

The income statement interest cover was 9 times and cash interest cover was 8 times.

Net other finance charges for the six months ended 31 December 2009 were £40 million (2008 - £47 million). There was an increase of £25 million in finance charges in respect of post employment plans from £nil in the six months ended 31 December 2008 to £25 million in the six months ended 31 December 2009. Other finance charges also include £11 million (2008 - £15 million) in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable, £nil (2008 - £4 million) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement, £7 million (2008 - £11 million) on unwinding of discounts on liabilities and £3 million income (2008 - £17 million charge) in respect of other finance charges.

Associates

The group’s share of associates’ profits after interest and tax was £94 million for the six months ended 31 December 2009 compared to £120 million in the comparable prior period. Diageo’s 34% equity interest in Moët Hennessy contributed £90 million (2008 - £112 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation decreased by £13 million from £1,406 million in the comparable prior period to £1,393 million in the six months ended 31 December 2009.

Taxation

The tax charge is based upon the estimate of the tax rate expected for the full year.

The reported tax rate for the six months ended 31 December 2009 was 22.3% compared with 14.9% for the six months ended 31 December 2008. Factors that reduced the reported tax rate in the comparable prior period included settlements agreed with tax authorities that gave rise to changes in the value of deferred tax assets and tax provisions. For the year ending 30 June 2010 the reported tax rate is expected to be 22%. The underlying tax rate for continuing operations for the six months ended 31 December 2009 was 22.4% and for the six months ended 31 December 2008 22.1%. The underlying tax rate for the year ending 30 June 2010 is expected to be 22%.

Discontinued operations

Discontinued operations represent a provision of £10 million in respect of future payments to new thalidomide claimants.

Exchange rate movements

Exchange rate movements are calculated by retranslating the prior period results as if they had been generated at the current period exchange rates and are excluded from organic growth.

The estimated effect of exchange rate movements on profit before exceptional items and taxation for the six months ended 31 December 2009 was as follows:

	Gains/(losses) £ million
Operating profit before exceptional items
Translation impact	35
Transaction impact	53
Impact of IAS 21 on operating profit	(45)
Total exchange effect on operating profit	43
Interest and other finance charges
Net finance charges – translation impact	13
Exchange – in respect of IAS 21 and IAS 39	8
Mark to market impact of IAS 39 on interest expense	28
Associates – translation impact	8
Total exchange effect on PBET	100

	Six months ended 31 December 2009	Six months ended 31 December 2008
Exchange rates
Translation US$/£ rate	1.64	1.66
Transaction US$/£ rate	1.74	2.25
Translation €/£ rate	1.12	1.21
Transaction €/£ rate	1.30	1.36

Outlook for the impact of exchange rate movements:

For the year ending 30 June 2010 applying current exchange rates for the balance of the year (US$/£1.64, €/£1.13), foreign exchange movements (excluding the exchange impacts of IAS 21 and IAS 39) are estimated to increase operating profit by £75 million and decrease the net interest charge by £5 million.

Dividend

An interim dividend of 14.60 pence per share will be paid to holders of ordinary shares and ADRs on the register on 5 March 2010. This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to shareholders on 6 April 2010. Payment to US ADR holders will be made on 12 April 2010. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 12 March 2010.

Cash flow

	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	(restated) £ million

Cash generated from operations before exceptional costs	1,645	986
Exceptional restructuring costs paid	(76)	(2)
Cash generated from operations	1,569	984
Interest paid (net)	(217)	(199)
Dividends paid to equity minority interests	(55)	(69)
Taxation paid	(198)	(137)
Net capital expenditure	(150)	(181)
Net increase in other investments	(45)	(11)
Free cash flow	904	387

Free cash flow increased by £517 million to £904 million in the six months ended 31 December 2009. Cash generated from operations increased from £984 million to £1,569 million principally as a result of improved working capital management. Net capital expenditure on property, plant and equipment decreased by £31 million to £150 million in the period, being decreased capital expenditure of £29 million and higher disposal proceeds of £2 million.

Balance sheet

At 31 December 2009, total equity was £4,591 million compared with £3,874 million at 30 June 2009. This increase was mainly due to the profit for the period of £1,073 million, partly offset by the dividend paid out of shareholders’ equity of £551 million.

Net borrowings were £7,304 million at 31 December 2009, a decrease of £115 million from net borrowings at 30 June 2009 of £7,419 million.  The principal components of this decrease were: £904 million (2008 - £387 million) free cash flow partly offset by £551 million (2008 – £527 million) equity dividends paid and adverse exchange rate movements of £201 million (2008 - £1,470 million).

The share buyback programme has not been activated since 31 December 2008 and it is not envisaged that the buyback programme will be reopened in current market conditions. Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

Economic profit

Economic profit decreased by £59 million from £712 million in the six months ended 31 December 2008 to £653 million in the six months ended 31 December 2009. See page 42 for the calculation and definition of economic profit.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2009		Six months ended 31 December 2008
	Notes	£ million		(restated) £ million

Sales	2	6,928		6,691
Excise duties		(1,721)		(1,623)
Net sales	2	5,207		5,068
Cost of sales		(2,123)		(2,009)
Gross profit		3,084		3,059
Marketing expenses		(725)		(735)
Other operating expenses		(823)		(694)
Operating profit	2, 3	1,536		1,630
Net interest payable	4	(197)		(297)
Net other finance charges	4	(40)		(47)
Share of associates' profits after tax		94		120
Profit before taxation		1,393		1,406
Taxation	5	(310)		(210)
Profit from continuing operations		1,083		1,196
Discontinued operations	6	(10)		-
Profit for the period		1,073		1,196

Attributable to:
Equity shareholders of the parent company		1,016		1,133
Non-controlling interests		57		63
		1,073		1,196

Pence per share
Basic earnings		40.9	p	45.5	p
Diluted earnings		40.8	p	45.4	p
Average shares		2,482	m	2,492	m

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	(restated) £million

Exchange differences on translation of foreign operations excluding borrowings	302	1,900
Exchange differences on borrowings and derivative net investment hedges	(201)	(1,466)
Effective portion of changes in fair value of cash flow hedges
- Net losses taken to equity	(69)	(92)
- Transferred to income statement	36	(158)
Fair value movement on available-for-sale investments	-	5
Net actuarial gain on post employment plans	176	15
Tax on items taken directly to equity	(56)	13
Other comprehensive income for the period	188	217
Profit for the period	1,073	1,196
Total comprehensive income for the period	1,261	1,413

Attributable to:
Equity shareholders of the parent company	1,187	1,149
Non-controlling interests	74	264
	1,261	1,413

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2009		30 June 2009 (restated)		31 December 2008 (restated)
	Notes	£ million	£ million	£ million	£ million	£ million	£ million

Non-current assets
Intangible assets		6,355		6,215		6,878
Property, plant and equipment		2,390		2,326		2,496
Biological assets		38		37		29
Investments in associates		2,226		2,041		2,334
Other investments		130		231		166
Other receivables		18		18		15
Other financial assets		261		364		622
Deferred tax assets		594		678		593
Post employment benefit assets		45		41		258
			12,057		11,951		13,391
Current assets
Other investments		-		-		8
Inventories	7	3,279		3,078		3,264
Trade and other receivables		2,596		1,977		2,947
Other financial assets		105		98		277
Cash and cash equivalents	8	1,589		914		2,088
			7,569		6,067		8,584
Total assets			19,626		18,018		21,975
Current liabilities
Borrowings and bank overdrafts	8	(891)		(890)		(1,892)
Other financial liabilities		(154)		(220)		(547)
Trade and other payables		(2,738)		(2,172)		(2,564)
Corporate tax payable		(604)		(532)		(750)
Provisions		(196)		(172)		(82)
			(4,583)		(3,986)		(5,835)
Non-current liabilities
Borrowings	8	(8,202)		(7,685)		(9,223)
Other financial liabilities		(97)		(99)		(260)
Other payables		(26)		(30)		(31)
Provisions		(355)		(314)		(380)
Deferred tax liabilities		(672)		(606)		(948)
Post employment benefit liabilities		(1,100)		(1,424)		(735)
			(10,452)		(10,158)		(11,577)
Total liabilities			(15,035)		(14,144)		(17,412)
Net assets			4,591		3,874		4,563

Equity
Called up share capital		797		797		797
Share premium		1,342		1,342		1,342
Other reserves		3,331		3,279		3,221
Retained deficit		(1,603)		(2,249)		(1,662)
Equity attributable to equity shareholders of the parent company			3,867		3,169		3,698
Non-controlling interests			724		705		865
Total equity	10		4,591		3,874		4,563

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent
	Share capital £ million	Share premium £ million	Other reserves £ million	Own shares £ million	Other retained earnings £ million	Total £ million	company share- holders £ million	Non-controlling interests £ million	Total equity £ million

At 30 June 2009 as previously reported	797	1,342	3,282	(2,342)	142	(2,200)	3,221	715	3,936
Prior year adjustments (see note 1)
- Adoption of amendment to IAS 38	-	-	(4)	-	(42)	(42)	(46)	-	(46)
- Returnables	-	-	1	-	(7)	(7)	(6)	(10)	(16)
At 30 June 2009 as restated	797	1,342	3,279	(2,342)	93	(2,249)	3,169	705	3,874
Total comprehensive income	-	-	52	-	1,135	1,135	1,187	74	1,261
Share trust arrangements	-	-	-	44	(1)	43	43	-	43
Share-based incentive plans	-	-	-	-	16	16	16	-	16
Tax on share-based incentive plans	-	-	-	-	3	3	3	-	3
Dividends paid	-	-	-	-	(551)	(551)	(551)	(55)	(606)
At 31 December 2009	797	1,342	3,331	(2,298)	695	(1,603)	3,867	724	4,591

At 30 June 2008 as previously reported	816	1,342	3,163	(2,559)	736	(1,823)	3,498	677	4,175
Prior year adjustments (see note 1)
- Adoption of amendment to IAS 38	-	-	(2)	-	(30)	(30)	(32)	-	(32)
- Returnables	-	-	-	-	(3)	(3)	(3)	(7)	(10)
At 30 June 2008 as restated	816	1,342	3,161	(2,559)	703	(1,856)	3,463	670	4,133
Total comprehensive income	-	-	41	-	1,108	1,108	1,149	264	1,413
Share trust arrangements	-	-	-	(42)	(2)	(44)	(44)	-	(44)
Share-based incentive plans	-	-	-	-	14	14	14	-	14
Tax on share-based incentive plans	-	-	-	-	(3)	(3)	(3)	-	(3)
Own shares repurchased	(19)	-	19	-	(354)	(354)	(354)	-	(354)
Own shares cancelled	-	-	-	247	(247)	-	-	-	-
Dividends paid	-	-	-	-	(527)	(527)	(527)	(69)	(596)
At 31 December 2008	797	1,342	3,221	(2,354)	692	(1,662)	3,698	865	4,563

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 31 December 2009		Six months ended 31 December 2008
				(restated)
	£ million	£ million	£ million	£ million

Cash flows from operating activities
Cash generated from operations (see note 11)	1,569		984
Interest received	156		26
Interest paid	(373)		(225)
Dividends paid to equity non-controlling interests	(55)		(69)
Taxation paid	(198)		(137)
Net cash inflow from operating activities		1,099		579

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	3		1
Purchase of property, plant and equipment and computer software	(153)		(182)
Net increase in other investments	(45)		(11)
Disposal of businesses	1		1
Purchase of businesses	(12)		(64)
Net cash outflow from investing activities		(206)		(255)

Cash flows from financing activities
Net sale/(purchase) of own shares for share schemes	41		(46)
Own shares repurchased	-		(354)
Net increase in loans	299		1,802
Equity dividends paid	(551)		(527)
Net cash inflow/(outflow) from financing activities		(211)		875

Net increase in net cash and cash equivalents		682		1,199
Exchange differences		(1)		81
Net cash and cash equivalents at beginning of the period		846		683
Net cash and cash equivalents at end of the period		1,527		1,963

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,589		2,088
Bank overdrafts		(62)		(125)
		1,527		1,963

NOTES

1.            Basis of preparation

The financial information included within this report has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union, and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. The condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2009 except as noted below.

IFRS 8 - Operating segments. IFRS 8 requires that an entity's operating segments are reported on the same basis as the internally reported information that is provided to the chief operating decision maker. The chief operating decision maker has been identified as the executive committee. Following the adoption of IFRS 8, the group has revised its reported operating segments and provided further information in respect of these segments as well as additional disclosures. Details are provided in note 2 to this financial information.

IAS 1 (Revised) - Presentation of financial statements. IAS 1 (Revised) has resulted in the group presenting both a consolidated statement of comprehensive income and a consolidated statement of changes in equity as primary statements. The group has chosen to disclose other comprehensive income as a separate statement from the income statement. The application of this standard has not affected the measurement of reported profit or equity.

Amendment to IFRS 2 - Share-based payment: vesting conditions and cancellations. This interpretation clarifies that only service and performance conditions are vesting conditions. A share option award must be accounted for as a cancellation when the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of the group. Cancellations are accounted for as accelerated vestings. The application of this interpretation is not material to the group's net income or equity.

Amendment to IAS 38 - Intangible assets. This amendment to IAS 38 clarifies the accounting for advertising expenditure. The group charges advertising expenditure to the income statement when it has a right of access to the goods or services acquired, as opposed to charging such costs to the income statement when the advertisement is first shown to the public. Advertisements, non-depreciable point of sale material, costs in respect of events and some sponsorship payments previously recorded in the income statement when delivered to the final customer are now expensed when delivered to the company. The impact of this change in accounting policy reduced operating profit for the year ended 30 June 2009 by £15 million (six months ended 31 December 2008 - £3 million), reduced the taxation charge for the year ended 30 June 2009 by £3 million (six months ended 31 December 2008 - £nil) and reduced basic earnings per share for the year ended 30 June 2009 by 0.5 pence (six months ended 31 December 2008 – 0.1 pence). In addition, the adoption of the amendment decreased inventories at 30 June 2009 by £3 million (31 December 2008 - £2 million), decreased trade and other receivables included in current assets at 30 June 2009 by £54 million (31 December 2008 - £45 million), increased deferred tax assets at 30 June 2009 by £6 million (31 December 2008 - £3 million), reduced investment in associates at 30 June 2009 by £4 million (31 December 2008 - £5 million) and reduced deferred tax liabilities at 30 June 2009 by £9 million (31 December 2008 - £9 million).

In addition, the group has changed its accounting policy in respect of returnable bottles and crates (‘returnables’) as the change more appropriately reflects the usage of these assets. These are now held within property, plant and equipment and depreciated on a straight-line basis to estimated residual values over their expected useful lives. Formerly they were held within inventories and written down on purchase to their net realisable value. The impact of the adoption of this accounting policy has reduced operating profit for the year ended 30 June 2009 by £10 million (six months ended 31 December 2008 - £3 million), reduced the taxation charge for the year ended 30 June 2009 by £3 million (six months ended 31 December 2008 - £1 million) and reduced basic earnings per share for the year ended 30 June 2009 by 0.1 pence (six months ended 31 December 2008 – £nil). £3 million of the charge for the year ended 30 June 2009 is in respect of non controlling interests (six months ended 31 December 2008 - £1 million).  On the consolidated balance sheet at 30 June 2009 inventories have reduced by £81 million (31 December 2008 - £87 million), property plant and equipment has increased by £58 million (31 December 2008 - £68 million), trade and other payables have reduced by £1 million (31 December 2008 - £1 million), deferred tax liabilities have reduced by £6 million (31 December 2008 - £5 million) and non-controlling interests have reduced by £10 million (31 December 2008 - £9 million).

All comparatives in the financial information have been restated in accordance with the above changes in accounting policies.

The following accounting standards and interpretations, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC), have been adopted by the group from 1 July 2009 with no significant impact on its consolidated results or financial position:

IFRS 3 (Revised) - Business combinations
IFRIC 13 - Customer loyalty programmes
IFRIC 15 - Arrangements for the construction of real estate
IFRIC 16 - Hedges of a net investment in a foreign operation
IFRIC 18 - Transfers of assets from customers
Amendment to IAS 27 - Consolidated and separate financial statements
Amendment to IAS 32 - Financial instruments
Amendment to IAS 39 - Financial instruments: recognition and measurement - Eligible hedge items
Amendment to IFRS 7 - Improving disclosures about financial instruments
Amendment to IFRIC 9 - Reassessment of embedded derivatives
Improvements to International Financial Reporting Standards 2009

The comparative figures for the financial year ended 30 June 2009 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2.         Segmental analysis

The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, International and Asia Pacific. In addition to these geographic selling segments, a further segment reviewed by the executive committee is global supply which manufactures and distributes premium drinks within the group. Continuing operations also include the corporate function. In view of the focus on the geographic segments in explaining the group’s performance in the business review, the results of the global supply segment have, in order to provide additional reconciling information, been allocated to the geographic segments. This gives an additional basis of presenting the group’s performance and results on the basis of the location of third party customers. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographic segments or to global supply and hence are not allocated. They also include rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel. The group also owns a 34% interest in Moët Hennessy which is based in France and accounted for as an associate.

For management reporting purposes Diageo measures the current period at, and restates the prior period net sales and operating profit to, the current year’s budgeted foreign exchange rates. These exchange rates are set prior to the reporting period as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout a reporting period. The segmental information for net sales and operating profit is therefore reported at budgeted exchange rates in line with internal reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to Diageo’s reported results are shown in the tables below. The comparative information, prior to re-translation, has not been restated at the current year’s budgeted exchange rates but is reported at the budgeted rates for the year ended 30 June 2009.

Segmental analysis (continued)

	North America £million	Europe £million	Inter- national £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million
Six months ended 31 December 2009
Sales	1,969	2,456	1,726	737	1,391	(1,391)	6,888	40	6,928
Net sales
At budgeted exchange rates*	1,622	1,409	1,327	490	1,375	(1,319)	4,904	38	4,942
Retranslation to actual exchange rates	64	107	66	26	72	(72)	263	2	265
Global supply allocation	9	31	9	7	(56)	-	-	-	-
Net sales	1,695	1,547	1,402	523	1,391	(1,391)	5,167	40	5,207
Operating profit/(loss)
At budgeted exchange rates*	613	471	458	95	65	-	1,702	(95)	1,607
Retranslation to actual exchange rates	24	24	(4)	7	5	-	56	(32)	24
At actual exchange rates	637	495	454	102	70	-	1,758	(127)	1,631
Global supply allocation	30	33	6	1	(70)	-	-	-	-
Operating profit/(loss) before exceptional items	667	528	460	103	-	-	1,758	(127)	1,631
Exceptional restructuring costs	(6)	(6)	(3)	(5)	(74)	-	(94)	(1)	(95)
Operating profit/(loss)	661	522	457	98	(74)	-	1,664	(128)	1,536
Net finance charges									(237)
Share of associates’ profits after tax
- Moët Hennessy									90
- Other associates									4
Profit before taxation									1,393

	North America £million	Europe £million	Inter- national £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million
Six months ended 31 December 2008 (restated)
Sales	2,043	2,431	1,517	661	1,235	(1,235)	6,652	39	6,691
Net sales
At budgeted exchange rates*	1,474	1,394	1,082	447	1,189	(1,134)	4,452	37	4,489
Retranslation to actual exchange rates	270	137	146	23	102	(101)	577	2	579
Global supply allocation	11	29	9	7	(56)	-	-	-	-
Net sales	1,755	1,560	1,237	477	1,235	(1,235)	5,029	39	5,068
Operating profit/(loss)
At budgeted exchange rates*	563	476	377	93	39	-	1,548	(44)	1,504
Retranslation to actual exchange rates	88	34	30	(2)	4	-	154	(15)	139
At actual exchange rates	651	510	407	91	43	-	1,702	(59)	1,643
Global supply allocation	19	19	5	-	(43)	-	-	-	-
Operating profit/(loss)before exceptional items	670	529	412	91	-	-	1,702	(59)	1,643
Exceptional restructuring costs	-	-	-	-	(13)	-	(13)	-	(13)
Operating profit/(loss)	670	529	412	91	(13)	-	1,689	(59)	1,630
Net finance charges									(344)
Share of associates’ profits after tax
- Moët Hennessy									112
- Other associates									8
Profit before taxation									1,406

*  These items represent the IFRS 8 performance measures for the geographic and global supply segments.

The group’s net finance charges are managed centrally and are not attributable to individual activities.

Apart from sales by the global supply segment, inter-segmental sales are not material.

The festive holiday season provides the peak period for sales. Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.64 (2008 - £1 = $1.66) and euro - £1 = €1.12 (2008 - £1 = €1.21). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.62 (30 June 2009 - £1 = $1.65; 31 December 2008 - £1 = $1.46) and euro - £1 = €1.13 (30 June 2009 - £1 = €1.17; 31 December 2008 - £1 = €1.05). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3.	Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	£ million

Global restructuring programme	(21)	-
Restructuring of global supply operations	(69)	-
Restructuring of Irish brewing operations	(5)	(13)
	(95)	(13)
Charged to:
Cost of sales	22	13
Other operating expenses	73	-
	95	13

Exceptional items relating to tax are identified in note 5.

4.	Net interest and other finance charges
	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	£ million

Interest payable	(284)	(311)
Interest receivable	139	45
Market value movements on interest rate instruments	(52)	(31)
Net interest payable	(197)	(297)

Net finance charge in respect of post employment plans	(25)	-
Unwinding of discounts	(7)	(11)
Other finance income/(charges)	3	(17)
	(29)	(28)
Net exchange movements on certain financial instruments	(11)	(19)
Net other finance charges	(40)	(47)

5.	Taxation

For the six months ended 31 December 2009, the £310 million taxation charge (2008 - £210 million) comprises a UK tax credit of £47 million (2008 - £77 million) and a foreign tax charge of £357 million (2008 - £287 million).  A tax credit of £24 million on exceptional operating items (2008 - £2 million) is included in the tax charge.  The tax charge for the six months ended 31 December 2008 also included an exceptional tax credit of £101 million arising as a result of settlements agreed with tax authorities.

6.           Discontinued operations

Discontinued operations represent a provision of £10 million in respect of future payments to new thalidomide claimants.  It is expected that the annual payment will be approximately £2 million per annum payable until 2030.  Provision has been made for the discounted value of these payments.

7.	Inventories
	31 December 2009	30 June 2009 (restated)	31 December 2008 (restated)
	£ million	£ million	£ million

Raw materials and consumables	311	270	312
Work in progress	25	25	25
Maturing inventories	2,413	2,274	2,240
Finished goods and goods for resale	530	509	687
	3,279	3,078	3,264

8.	Net borrowings
	31 December 2009	30 June 2009	31 December 2008
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(891)	(890)	(1,892)
Borrowings due after one year	(8,202)	(7,685)	(9,223)
Fair value of interest rate hedging instruments	64	93	172
Fair value of foreign currency swaps and forwards	154	170	448
Finance lease liabilities	(18)	(21)	(9)
	(8,893)	(8,333)	(10,504)
Cash and cash equivalents	1,589	914	2,088
	(7,304)	(7,419)	(8,416)

In the six months ended 31 December 2009, the group issued a $500 million (£305 million) global bond repayable in January 2015 with a coupon of 3.25%. A $300 million (£182 million) medium term note was repaid.

9.	Reconciliation of movement in net borrowings
	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	£ million

Increase in net cash and cash equivalents before exchange	682	1,199
Cash flow from change in loans	(299)	(1,802)
Change in net borrowings from cash flows	383	(603)
Exchange differences	(201)	(1,470)
Other non-cash items	(67)	104
Net borrowings at beginning of the period	(7,419)	(6,447)
Net borrowings at end of the period	(7,304)	(8,416)

10.	Dividends
	Six months ended 31 December 2009 £ million	Six months ended 31 December 2008 £ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend paid for the year ended 30 June 2009 of 22.20 pence per share (2008 - 21.15 pence)	551	527

For the six months ended 31 December 2009, an interim dividend of 14.60 pence per share (2008 - 13.90 pence) was approved by the Board on 10 February 2010. As this was after the balance sheet date, this dividend has not been included as a liability in the balance sheet at 31 December 2009.

11.	Cash generated from operations
	Six months ended 31 December 2009		Six months ended 31 December 2008 (restated)
	£ million	£ million	£ million	£ million

Profit for the period	1,073		1,196
Discontinued operations	10		-
Taxation	310		210
Share of associates’ profits after tax	(94)		(120)
Net interest and net other finance charges	237		344
Operating profit		1,536		1,630
Increase in inventories	(128)		(264)
Increase in trade and other receivables	(488)		(583)
Increase in trade and other payables	544		6
Net movement in working capital		(72)		(841)
Depreciation and amortisation		159		144
Dividend income		6		9
Other items		(60)		42
Cash generated from operations		1,569		984

In the consolidated statement of cash flows, cash generated from operations is stated after £76 million (2008 - £2 million) of cash outflows in respect of exceptional operating items.

12.	Contingent liabilities and legal proceedings

(a) Guarantees As of 31 December 2009 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation  An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(c) Turkish customs litigation  In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary (Diageo Turkey) in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and ad valorem import duty payable on the beverage alcohol products sold in the domestic channel in Turkey between 2001 and April 2009.  The matter involves multiple cases against Diageo Turkey at various stages of litigation, including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court, and a group of cases decided on corrections appeal against Diageo Turkey that are now under further appeal. Diageo Turkey is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. If all of these cases were finally to be decided against Diageo Turkey, the aggregate theoretical loss could exceed £100 million. Diageo Turkey has been using available opportunities to indicate to the Turkish authorities that, if suitable enabling legislation were in place, Diageo Turkey would be amenable to agreeing a settlement at a level that is proportionate to the scale of Diageo Turkey’s business, which on an annualised basis earns operating profit of less than £10 million. In this context, Diageo believes that any eventual liability is unlikely to be material to the Diageo group as a whole. Diageo Turkey intends to defend its position vigorously.

(d) SEC investigation As previously reported, Diageo Korea and several of its current and former employees have been subject to investigations by Korean authorities regarding various regulatory and control matters. Convictions for improper payments to a Korean customs official have been handed down against two former Diageo Korea employees, and a former and two current Diageo Korea employees have been convicted on various counts of tax evasion. Diageo had previously voluntarily reported the allegations relating to the convictions for improper payments to the US Department of Justice and the US Securities and Exchange Commission (SEC). The SEC has commenced an investigation into these matters, and Diageo is in the process of responding to the regulators’ enquiries. Diageo’s own internal investigation in Korea and elsewhere is ongoing. The US Foreign Corrupt Practices Act (FCPA) and related statutes and regulations provide for potential monetary penalties, criminal sanctions and may result in some cases in debarment from doing business with governmental entities in connection with FCPA violations. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these matters may give rise.

(e)  Korean customs litigation Litigation is ongoing at the Korean National Tax Tribunal in connection with the application of the methodology used in transfer pricing on spirits imports since 2004.  On 24 December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for approximately £94 million.  In order to preserve its right to appeal, Diageo Korea is required to pay the full amount of the assessment.  Diageo Korea paid £4 million to the Korean customs authorities in the year ended 30 June 2009, £18 million in the six months ended 31 December 2009, and expects to pay an additional £72 million by 5 July 2010, in respect of the period prior to 30 June 2007.  On 22 January 2010, Diageo Korea appealed this customs audit assessment to the Korean National Tax Tribunal. Diageo Korea intends to defend its position vigorously.

(f) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

13.	Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the Annual Report for the year ended 30 June 2009. There have been no transactions with these related parties during the six months ended 31 December 2009 that have materially affected the financial position or performance of the group during this period.

RESPONSIBILITY STATEMENT

N.C. Rose, Chief Financial Officer, confirmed on behalf of the board that, to the best of his knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the EU;

•	the interim management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules of the UK’s Financial Services Authority, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules of the UK’s Financial Services Authority, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the group during that period; and any changes in the related party transactions described in the 2009 Annual Report that could have a material effect on the financial position or performance of the group in the first six months of the current financial year.

INDEPENDENT REVIEW REPORT TO DIAGEO PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2009 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated statement of cash flows and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (‘the DTR’) of the UK's Financial Services Authority (‘the UK FSA’). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as endorsed and adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed and adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2009 is not prepared, in all material respects, in accordance with IAS 34 as endorsed and adopted by the EU and the DTR of the UK FSA.

Ian Starkey
for and on behalf of KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London, EC4Y 8BB, UK
10 February 2010

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Definitions

Comparisons are to the six months ended 31 December 2008 (2008) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements after retranslating prior period reported numbers at current period exchange rates and after adjusting for the effect of exceptional items, acquisitions and disposals and the adoption of new accounting policies. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine litre cases divide by five.

Net sales are sales after deducting excise duties.

Price/mix is the number of percentage points by which the movement in net sales exceeds the movement in volume.  The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

The classification of brands as ‘local priority brands’ and ‘category brands’ has been discontinued for reporting purposes because management no longer uses those measures to analyse the performance of the business.

References to ready to drink include progressive adult beverages in the United States and certain markets supplied by the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Tanqueray Ten, Cîroc, Don Julio, Ketel One and Zacapa.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share and share of voice data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page X – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Reconciliation to GAAP measures

1.	Organic movements

Organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management.  The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control.  Residual exchange impacts are reported within corporate.

Acquisitions, disposals and exceptional items also impact on the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Organic movements in volume, sales, net sales and operating profit

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

The organic movement calculations for volume, sales, net sales and operating profit before exceptional items for the six months ended 31 December 2009 were as follows:

Volume	2008 Reported units million		Acquisitions and disposals(2) units million	Organic movement units million	2009 Reported units million	Organic movement %

North America	28.9		-	(1.3)	27.6	(4)
Europe	22.5		-	(0.5)	22.0	(2)
International	20.3	*	-	0.5	20.8	2
Asia Pacific	6.5		-	(0.1)	6.4	(1)
Total volume	78.2	*	-	(1.4)	76.8	(2)
*Decreased by 0.3 million equivalent units from the figures reported for the six months ended 31 December 2008.

Sales	2008 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2009 Reported £ million	Organic movement %

North America	2,043	37	9	(120)	1,969	(6)
Europe	2,431	84	6	(65)	2,456	(3)
International	1,517	64	-	145	1,726	9
Asia Pacific	661	77	-	(1)	737	-
Corporate	39	1	-	-	40
Total sales	6,691	263	15	(41)	6,928	(1)

Net sales	2008 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2009 Reported £ million	Organic movement %

North America	1,755	34	9	(103)	1,695	(6)
Europe	1,560	61	5	(79)	1,547	(5)
International	1,237	58	-	107	1,402	8
Asia Pacific	477	53	-	(7)	523	(1)
Corporate	39	1	-	-	40
Total net sales	5,068	207	14	(82)	5,207	(2)
Excise duties	1,623				1,721
Total sales	6,691				6,928

Operating profit	2008 Reported* £million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2009 Reported £ million	Organic movement %

North America	670	13	(5)	(11)	667	(2)
Europe	529	17	-	(18)	528	(3)
International	412	(15)	-	63	460	16
Asia Pacific	91	7	-	5	103	5
Corporate	(59)	21	-	(89)	(127)
Total operating profit before exceptional items	1,643	43	(5)	(50)	1,631	(3)
Exceptional items(3)	(13)				(95)
Total operating profit	1,630				1,536

*
The figures for the six months ended 31 December 2008 have been restated following the adoption of the amendment to IAS 38 – Intangible assets and IFRS 8 – Operating segments and the change to the accounting treatment of returnables.  See Note 1 to      the financial information and page 38 for an explanation of the effect of the restatements.

Notes:  Information relating to the organic movement calculations

(1)
The exchange adjustments for sales, net sales and operating profit are primarily the retranslation of prior period reported results at current period exchange rates and are principally in respect of the euro, the US dollar and the Australian dollar.

(2)
The impacts of acquisitions and disposals are excluded from the organic movement percentages. In the six months ended 31 December 2009 there were no acquisitions or disposals but adjustment is made to exclude the impact of the disposal of the Bordeaux wine agency business in the United States and the acquisitions of Stirrings LLC and the distribution rights of Grand Marnier and Windhoek completed in the year ended 30 June 2009.

(3)
Operating exceptional items in the six months ended 31 December 2009 comprised charges of £21 million (2008 - £nil) in respect of the global restructuring programme, £69 million (2008 - £nil) in respect of the restructuring of global supply operations and £5 million (2008 - £13 million) in respect of the restructuring of Irish brewing operations.

Notes: Organic movement calculations methodology

a)
The organic movement percentage is the amount in the column headed Organic movement in the tables above expressed as a percentage of the aggregate of the amount in the column headed 2008 Reported, the amount in the column headed Exchange and the amount, if any, in respect of disposals included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

b)
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period. The acquistion adjustment also includes transaction costs on acquisitions incurred in the appropriate period.

Restatement of prior period operating profit

As reported in Note 1 on page 26, Diageo adopted the amendment to IAS 38 – Intangible assets and IFRS 8 – Operating segments from 1 July 2009.  In addition, Diageo changed its accounting policy in respect of the accounting for returnables from 1 July 2009.  The segmental figures for operating profit before exceptional items for the year ended 30 June 2009 and the six months ended 31 December 2008 have been restated as follows:

Year ended 30 June 2009
	As previously reported £ million	Amendment to IAS 38 £ million	IFRS 8 £ million	Returnables £ million	Restated £ million	Restated organic growth %

North America	1,156	(2)	(16)	-	1,138	(1)
Europe	856	(10)	7	-	853	(1)
International	645	(3)	17	(10)	649	11
Asia Pacific	164	-	(5)	-	159	3
Corporate	(208)	-	(3)	-	(211)
	2,613	(15)	-	(10)	2,588	4

Six months ended 31 December 2008
	As previously reported £ million	Amendment to IAS 38 £ million	IFRS 8 £ million	Returnables £ million	Restated £ million

North America	682	2	(14)	-	670
Europe	547	(8)	(10)	-	529
International	420	-	(5)	(3)	412
Asia Pacific	93	3	(5)	-	91
Corporate	(93)	-	34	-	(59)
	1,649	(3)	-	(3)	1,643

For further information and the impact on the consolidated balance sheet see Note 1 to the financial information. All amounts shown in the tables above under ‘Amendment to IAS 38’ are in respect of marketing spend on which the other restatements have no impact.

Movement in earnings per share before exceptional items and discontinued operations and underlying movement in earnings per share

The group’s management believes movement in earnings per share before exceptional items and discontinued operations as well as earnings per share on an underlying movement basis provides valuable additional information for users of the financial statements in understanding the group’s overall performance. The group’s management believes that the comparison of movements on these bases provides information as to the individual components of the movement in basic earnings per share, being the impact of retranslating prior period reported results at current period exchange rates and the impact of exceptional items, acquisitions, disposals and discontinued operations the application of an underlying tax rate for each period. These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic earnings per share and reported movements therein.

The calculation of movements in earnings per share for the six months ended 31 December 2009 was as follows:

	Six months ended	Six months ended
	31 December 2009	31 December 2008
		Restated	Growth
	Pence per share (6)	Pence per share (6)%

Basic eps	40.9	45.5	(10)
Exceptional items (1)	3.3	(3.6)
Eps before exceptional items and discontinued operations	44.2	41.9	5
Tax equalisation (2)	-	-
Exchange (3)	0.4	2.1
IAS 21 and IAS 39 (4)	0.1	1.6
Disposals (5)	-	(0.1)
Adjusted basic eps – underlying growth	44.7	45.5	(2)
Notes:  Information relating to the current period

(1)
In the six months ended 31 December 2009, there were exceptional charges after tax of £71 million (2008 - £11 million) for restructuring.  In the six months ended 31 December 2008, there was an exceptional tax credit of £101 million. Discontinued operations in the six months ended 31 December 2009 amounted to £10 million (2008 - £nil).

(2)
Tax equalisation - the impact of adjusting the reported tax rate for each period to the underlying tax rate for each period (see 5. Underlying tax rate). No adjustment from the reported tax rate to the underlying tax rate is required in respect of the six month periods ended 31 December 2009 and 31 December 2008 other than the adjustments made in respect of exceptional items.

(3)
Exchange - the exchange adjustments for operating profit and net finance charges are principally in respect of the euro and the US dollar. Exchange adjustments are taxed at the underlying tax rate for the period.

(4)
Amounts under IAS 21 and IAS 39 reported in net finance charges, excluding transactions with offsetting impact in net interest payable, after tax at the underlying tax rate for each period are excluded from adjusted basic earnings per share.

(5)
In the six months ended 31 December 2009 there were no acquisitions or disposals but adjustment is made to exclude the impact of the disposal of the Bordeaux wine agency business in the United States and the acquisitions of Stirrings LLC and the distribution rights of Grand Marnier and Windhoek completed in the year ended 30 June 2009.

(6)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the six months ended 31 December 2009 of 2,482 million (2008 - 2,492 million).

Notes: Underlying movement calculations methodology

a)
Where a business, brand, brand distribution right or agency agreement or investment was disposed of, or terminated, in the current period, the group, in the underlying movement calculations, adjusts the profit for the period attributable to equity shareholders for the comparable prior period to exclude the following: (i) the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period); (ii) a capital return in respect of the reduction in interest charge had the disposal proceeds been used entirely to reduce borrowings; and (iii) taxation at the underlying tax rate. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was disposed of part way through the equivalent prior period, then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital return from use of the proceeds of the disposal to reduce borrowings and tax at the underlying tax rate) would be excluded from that prior period’s performance in the underlying movement calculation, since the group recognised no contribution from that business in the current period.

b)
Where a business, brand, brand distribution right, agency agreement or investment was acquired subsequent to the end of the equivalent prior period, the group, in the underlying movement calculations, adjusts the profit for the current period attributable to equity shareholders to exclude the following: (i) the amount the group earned in the current period that it could not have earned in the prior period; (ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings; and (iii) taxation at the underlying tax rate. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period, then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the underlying tax rate) would be adjusted only to include the results from the anniversary of the acquisition in the current period’s performance in the underlying movement calculation.

c)
The exchange effects of IAS 21 in respect of short term inter-company funding balances and IAS 39 in respect of market value movements as recognised in net finance charges, net of tax at the underlying tax rate, are removed from both the current and prior period as part of the underlying movement calculation.

d)
Underlying movement percentages for basic earnings per share are calculated as the underlying movement amount in pence, expressed as the percentage of the prior period results at current period exchange rates, and after making an adjustment in each period for exceptional items, tax equalisation, the impacts of IAS 21 and IAS 39 on net finance charges, and acquisitions, disposals and discontinued operations.

2.	Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

3.	Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business after applying the underlying tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Capital employed comprises net assets for the period, excluding post employment benefit net liabilities (net of deferred tax) and net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the six months ended 31 December 2009 and 31 December 2008 were as follows:
	2009	2008
		(restated)
	£ million	£ million

Operating profit	1,536	1,630
Exceptional items	95	13
Associates’ profits after interest and tax	94	120
Tax at the underlying tax rate of 22.4% (2008 – 22.1%)	(386)	(390)
	1,339	1,373

Average net assets (excluding net post employment liabilities)	5,150	4,682
Average net borrowings	7,362	7,432
Average integration and restructuring costs (net of tax)	1,170	1,006
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	15,244	14,682

Annualised return on average total invested capital	17.6%	18.7%

4.	Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see 3 above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the six months ended 31 December 2009 and 31 December 2008 were as follows:
	2009	2008 (restated)
	£ million	£ million

Average total invested capital (see 3 above)	15,244	14,682

Operating profit	1,536	1,630
Exceptional items	95	13
Associates’ profit after interest and tax	94	120
Tax at the underlying tax rate of 22.4% (2008 – 22.1%)	(386)	(390)
	1,339	1,373
Capital charge at 9% of average total invested capital	(686)	(661)
Economic profit	653	712

5.	Underlying tax rate

The underlying tax rate is a non-GAAP measure that reflects the adjusted tax charge on profit from continuing businesses before exceptional items as a percentage of profit from continuing businesses before exceptional items. The underlying tax rate is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which management is most directly able to influence.

The group's management believe the measure assists users of the financial statements in understanding the group's effective tax rate as it reflects the tax arising on the profits from the ongoing business.

The components of the reported tax charge which do not form part of the adjusted tax charge, as defined by the group's management, relate to: exceptional tax items; movements on deferred tax assets arising from intra group reorganisations which are due to changes in estimates of expected future utilisation; any other tax charge or credit that arises from intra group reorganisations; and items which are offset by credits or debits in discontinued operations.

In the six months ended 31 December 2009 both the reported and underlying tax rate were 22%. In the six months ended 31 December 2008 the reported tax rate was 15% and the underlying rate was 22%. The items decreasing the reported rate in the six months ended 31 December 2008 related to settlements agreed with tax authorities in respect of intra group reorganisations which gave rise to changes in the value of deferred tax assets and tax provisions.

6.           Interest cover

The income statement interest cover is defined as the number of times that the sum of operating profit before exceptional items and share of associates’ profits after tax exceeds net interest payable.

Cash interest cover is defined as the number of times that the sum of operating profit before exceptional items, depreciation and amortisation and dividends from associates exceeds the net interest cash flow.

The group’s management believe that these measures assist users of the financial statements in understanding the liquidity position of the ongoing business.

Principal risks

Diageo’s products are sold in over 180 markets worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across mature, developing and emerging markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. The key risks and uncertainties facing the group in the second half of the current financial year are described in the “Business Description” section of the 2009 Annual Report, some or all of which have the potential to impact the results or financial position during the second half of the current financial year.

These key risks and uncertainties are (in summary): competition may reduce Diageo’s market share and margins; expected benefits may not be derived from Diageo’s strategy or its cost-saving and restructuring programmes; systems change programmes may not deliver intended benefits; systems failures; regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities; litigation; contamination, counterfeiting or other circumstances could harm customer support for Diageo’s brands; changes in consumer preferences and tastes and adverse impacts of a declining economy; decline in social acceptability of Diageo’s products; increased costs or shortages of labour; disruption to production facilities or business service centres; increased costs of raw materials or energy; unfavourable economic conditions or political or other developments and risks in the countries in which Diageo operates; failure to maintain or renegotiate distribution, supply and manufacturing agreements on favourable terms; inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against Diageo’s directors.

Cautionary statement concerning forward-looking statements

This announcement contains ‘forward-looking statements’. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	global and regional economic downturns;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•
legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and laws governing pensions;

•
developments in any litigation or other similar proceedings directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	developments in the Colombian litigation and Turkish customs litigation or any similar proceedings;

•
changes in consumer preferences and tastes, demographic trends or perception about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•	changes in the cost of raw materials, labour and/or energy;

•	changes in economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending and failure of customer, supplier and financial counterparties;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•	termination of existing distribution or licence manufacturing rights on agency brands;

•	systems change programmes, existing or future, and the ability to derive expected benefits from such programmes, and systems failure that could lead to business disruption;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2009 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

The content of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this announcement.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc nor an invitation or inducement to engage in any other investment activities.

This announcement includes information about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

For further information

Half Year Results Webcast

At 09.30 (UK time) on Thursday 11 February, Paul Walsh, CEO and Nick Rose, CFO will present Diageo’s Half Year Results as a webcast.  This will be available to view at www.diageo.com.  The presentation slides will be available from 08.45 (UK time).  The transcript will be available after 11.00 (UK time) and both will be available for download at www.diageo.com.  An archived video and podcast of the presentation and Q&A session will also be made available later that day.

If you would like to ask a question during the live Q&A session, please use the following dial-in numbers:

UK Toll free – 0800 279 9640
North America Toll free – 1866 850 2201
France Toll free – 0805 770 152
Germany Toll free – 0800 673 8355
Ireland Toll free – 1800 944 322
Italy Toll free – 800 976 303
Netherlands Toll free – 0800 265 9174
Spain Toll free – 800 099 797
Switzerland Toll free – 0800 000 287
International  – +44 (0)20 7138 0828

Please quote confirmation code:  8053049

A transcript of the Q&A session will be available for download at www.diageo.com on 15 February.

US Analysts Conference Call

Paul Walsh, CEO and Nick Rose, CFO will host a conference call for US analysts and investors at 15.00 (UK time) on Thursday 11 February.  To participate, please use the following dial-in numbers:

UK Toll free – 0800 279 9640
North America Toll free – 1866 850 2201
France Toll free – 0805 770 155
Germany Toll free – 0800 673 8354
Ireland Toll free – 1800 992 779
Italy Toll free – 800 088 737
Netherlands Toll free – 0800 265 9175
Spain Toll free – 800 099 797
Switzerland Toll free – 0800 000 287
International  – +44 (0)20 7138 0829

Please quote confirmation code:  6419896

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List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
11 February 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Interim results for the six months ended 31 December 2009. (11 February 2010)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☒                                        Form 40-F    ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                                            No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date	11 February 2010	By	/s/ C. Kynaston
		Name:	Claire Kynaston
		Title:	Senior Company Secretarial Assistant

Half year results, six months ended 31 December 2009

Improvement in the second quarter resulted in organic net sales of -2% and organic operating profit of -3% for the half.  Close management of working capital drove a substantial increase in free cash flow to £0.9 billion for the half.  Guidance maintained for low single digit organic operating profit growth for the full year.

Results at a glance

		First half F’10	First half[1] F’09	Organic movement	Reported movement

Volume in millions of equivalent units		76.8	78.2	(2)%	(2)%
Net sales	£ million	5,207	5,068	(2)%	3%
Operating profit before exceptional items	£ million	1,631	1,643	(3)%	(1)%
Operating profit	£ million	1,536	1,630		(6)%
Profit attributable to parent company’s equity shareholders [2]	£ million	1,016	1,133		(10)%
Basic eps[2]	pence	40.9	45.5		(10)%
Eps pre exceptionals and discontinued operations	pence	44.2	41.9		5%
Free cash flow	£ million	904	387

1   Restated – see Note 1 on page 26 and additional information on page 38
2   For six months ended 31 December 2009 reported tax rate 22.3% (six months ended 31 December 2008 14.9% and year ended 30 June 2009 14.4%.  Restated – see Note 1 on page 26 and additional information on page 38).  Includes exceptional items.

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2009 said:

"As we had anticipated this was a challenging six months. The economic and consumer environment remained weak in many markets and we faced a difficult comparison against Q1 last year yet the second quarter did show a return to growth. In addition we reduced stock levels in all regions.  While this had a negative impact on volume growth in the half, it positions us appropriately for the future. While pricing opportunities have been limited and the performance of our standard priced brands has been stronger than that of our premium priced brands, our diversity, through category and brand range and our wide geographic reach, means that overall price/mix has been maintained.

“Our category leading brands, the consistency and scale of our marketing investment, successful innovation and our industry leading sales capabilities have led to share gains for Diageo’s priority brands in key markets.

“We are in the early stages of recovery with more encouraging signs in the emerging and developing markets.  However, in a difficult environment this half we have continued to improve the efficiency of our functions, reduced our cost base, strengthened our relationships with our customers and generated significant free cash flow which has again enhanced our financial strength.  Focused marketing spend by category and geography continues to build our brand equities.

“We are maintaining our guidance for low single digit organic operating profit growth for the full year.  At a time when future economic and consumer trends continue to be difficult to forecast, the steps we have taken have created a stronger business which will position the company well.”

Financial highlights

•	Marketing investment reduced 5% primarily as a result of the reduction in spend in Europe
•	Associate income was £94 million, down £26 million from the prior period
•	Exceptional operating costs were £95 million
•	Finance charges were £237 million. Net interest was £197 million. Net other finance charges were £40 million including £25 million in respect of post employment plans
•	Interim dividend per share increased by 5% to 14.60 pence

Unless otherwise stated in this announcement: volume is in millions of equivalent units; net sales are sales after deducting excise duties; percentage movements are organic movements; commentary refers to organic movements and share refers to value share.  The classification of brands as ‘local priority brands’ and ‘category brands’ has been discontinued for reporting purposes. Data relating to the performance of these brands in the six months ended 31 December 2009 is given as an appendix to the interim results presentation.  For subsequent reporting periods no performance data using this classification will be provided in interim or preliminary results announcements. See page 35 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps to eps pre-exceptionals and discontinued operations and to underlying eps.

Regional summary

North America – Lower shipment levels in US spirits impacted overall performance in the half

•	Volume down 4%
•	Net sales down 6%
•	Marketing spend down 5%
•	Operating profit down 2%

The economic environment and consumer confidence in North America remained weak.  Growth of the beverage alcohol market has slowed with volume growth estimated to be no greater than 1% and value flat in the half. Results were mixed regionally and there was a continued decline in the on-trade.  Diageo spirits brands faced a difficult comparison against the comparable period when stock levels increased.  However, Diageo gained volume share and although value share was down overall, it was maintained on the priority brands and Diageo continued to outperform most of its major competitors.  Facing softer comparisons due to the planned de-stock which was undertaken in fiscal 2009, Diageo’s beer brands grew volume and net sales and gained 0.2 percentage points of share.  Wine volume grew due to a strong performance from Sterling Vineyards but net sales declined due to increased promotional activity and innovations focused on price points at $10 and below.

Europe – Performance reflected difficult economic conditions in key markets

•	Volume down 2%
•	Net sales down 5%
•	Marketing spend down 14%
•	Operating profit down 3%

Performance in Europe varied by market. There are, as yet, no signs of an overall improvement in economic conditions but Diageo’s performance did improve in December in some markets as a result of share gains. Volume and net sales grew in Great Britain as a result of strong sales execution, particularly during the Christmas campaign in the off-trade. Volume and net sales also grew in Southern Europe led by Greece and Turkey, and volume grew in Russia, where focus was increased on those Diageo brands and formats most relevant for the value-conscious consumer. Net sales declined in Spain and Ireland, reflecting the continued slowdown of the industry, particularly in the on-trade. Guinness remained resilient and delivered share gains in both Great Britain and Ireland. Overall price/mix was negative due to increased promotional activity on spirits in the off-trade channel and as consumers traded down from super premium and premium into lower priced segments. The continued consumer shift from on-trade to off-trade accelerated in many markets during the period. Marketing spend was reduced as investment was focused behind fewer brands and campaigns. Media rate deflation and procurement efficiencies continued through the period.

International – Region once again delivered good top and bottom line growth

•	Volume up 2%
•	Net sales up 8%
•	Marketing spend up 9%
•	Operating profit up 16%

Volume and net sales increased in International as a result of strong performances in both the beer and scotch categories.  In Africa beer net sales grew strongly.  Guinness net sales were up in all key markets across Africa with the exception of Cameroon.  Harp net sales doubled in Nigeria and Tusker continued to grow very strongly in East Africa.  Scotch net sales grew as a result of growth in net sales of Johnnie Walker and Old Parr in Latin America and the return to growth of Johnnie Walker in Global Travel and Middle East. Marketing spend increased 9% focusing on core brand and market opportunities, in particular the “250th Celebration” of Guinness in Africa, and on Johnnie Walker in Global Travel and Middle East.

Asia Pacific - Improving consumer trends as regional economies recovered although some de-stocking continued to impact performance

•	Volume down 1%
•	Net sales down 1%
•	Marketing spend down 2%
•	Operating profit up 5%

Performance in Asia Pacific showed an improving trend but was impacted by the comparison to inappropriately high shipments in India in the prior year and by pockets of continued de-stocking in China and Korea. Australia, the largest market in the region, returned to net sales growth. South East Asia also delivered a very strong performance led by Johnnie Walker and Guinness. Increased investment behind the “250th Celebration” campaign together with price increases led to double-digit net sales growth of Guinness. Marketing spend as a percentage of net sales remained in line with the same period last year.  Spend was reduced in India and also in China where the later timing this year of the Shanghai Grand Prix and Chinese New Year means that marketing activities for these two key events will be in the second half. Investment was stepped up behind key brands in Australia, Korea and South East Asia.

Key brand performance

	Volume movement* %	Organic net sales movement %	Reported net sales movement %

Global priority brands	(4)	(5)	(1)
Other brands	-	2	7
Total	(2)	(2)	3

Global priority brands**:
Smirnoff	(5)	(8)	(4)
Johnnie Walker	3	(3)	4
Captain Morgan	-	(2)	1
Baileys	(8)	(11)	(7)
JεB	(12)	(14)	(7)
Jose Cuervo	(11)	(14)	(12)
Tanqueray	(3)	(5)	(2)
Guinness	(2)	2	1

*    Reported and organic volume movements were the same for all brands in all regions
**  Spirits brands excluding ready to drink

Smirnoff: Negative price/mix resulted from discounting in the vodka category in key markets as competition in the premium vodka segment increased and Smirnoff responded to increase share and display. Stock reductions in the United States drove overall volume decline.  Outside the United States, underlying trends improved with volume growth in Great Britain and in smaller Asian and European markets.

Johnnie Walker: A return to volume growth of 3% was driven by economic improvement and share gains in some Latin American and Asian markets. Increased marketing investment led to net sales growth and share gains in many established markets such as Greece, Global Travel and Mexico. Negative price/mix of 6 percentage points resulted from consumers trading down from super deluxe variants together with an increase in price promotional activity, in particular in Global Travel and key standard scotch markets such as Brazil and South East Asia.

Captain Morgan: Predominantly a North American brand, volume and net sales declined in North America by 4% and 5% respectively as a result of lower shipments and increased discounting in the category. Outside of the United States the brand’s development continued, growing net sales 17% led by Northern Europe, Ireland, Great Britain and Global Travel.

Baileys: The global economic recession continued to impact the brand significantly as consumers viewed liqueurs as a luxury purchase. By market, the primary drivers of the net sales decline were North America, where the category has been one of the most impacted, Eastern Europe and Russia.

JεB: In Spain JεB gained 0.4 percentage points of share in the on-trade and lost share in the off-trade mainly to lower priced value brands and own label.  The weakness of the scotch category in Spain was the main cause of the decline in JεB.

Jose Cuervo: Predominantly a North American brand, volume was affected by aggressive pricing by competitors and softness in the on-trade which also led to negative price mix. Innovation, in particular Especial Silver, which was introduced in February 2009, continued to perform well.

Tanqueray: Volume and net sales growth in Great Britain offset declines in International, but performance was driven by decline in North America.  Mix shift from super premium Tanqueray Ten and increased competition in the premium segment drove the negative price/mix.

Guinness: The brand remained resilient with net sales growth and positive price/mix. Share and brand equity improvements in Great Britain and Ireland were particular highlights as was the 21% net sales growth in South East Asia. Africa continued to grow net sales, up 3% in the period.

Category summary

	Volume movement %	Organic net sales movement %	Reported net sales movement %

Spirits	(3)	(4)	2
Beer	2	5	4
Wine	11	3	7
Ready to drink	(5)	-	8
Total	(2)	(2)	3

Spirits: Vodka net sales declined 7% due to increased discounting and lower volume in North America. Total volume of scotch remained flat versus prior year while 1 percentage point of negative price/mix was driven by consumer down-trading and increased price promotions on standard scotch. Rum, with net sales up 2%, was the strongest category in spirits in the first half driven by Cacique in Venezuela and Zacapa.

Beer: The strong performance of Diageo's beer brands in Africa was the key driver of the overall performance with Harp in Nigeria and Tusker in Kenya being particular highlights. There was continued growth in Asia Pacific, net sales up 7%, and growth returned to North America, net sales up 6%, following the planned de-stock last year.  In Europe, beer net sales declined by 4% primarily due to a slowdown of the category in Ireland. Guinness grew share in both Ireland and Great Britain.

Wine: Growth of lower price points in North America led to volume growth of 6% but net sales decline of 3%.  Great Britain again performed strongly with volume up 22% and net sales up 26% driven by strong sales in the off-trade channel.

Ready to drink: Weakness in the segment continued in North America and Europe, while International showed strong growth with net sales up 10%.  Asia Pacific has returned to growth with net sales up 3%, led by the segment stabilising in Australia.

Exchange rate movements for year ending 30 June 2010

For the year ending 30 June 2010 applying current exchange rates for the balance of the year (US$/£1.64, €/£1.13), foreign exchange movements (excluding the exchange impacts of IAS 21 and IAS 39) are estimated to increase operating profit by £75 million and decrease the net interest charge by £5 million.

Management reports

The interim report for the six months ended 31 December 2009 comprises the Half-Yearly Financial Report that Diageo is required to publish under the Disclosure and Transparency Rules of the UK’s Financial Services Authority. Diageo will issue its next interim management statement on 6 May 2010. The year end preliminary results announcement will be issued on 26 August 2010.

BUSINESS REVIEW
For the six months ended 31 December 2009

1.  OPERATING REVIEW

Comparative financial information for the six months ended 31 December 2008 has been restated as a result of changes in accounting standards and a change in the group’s accounting policy for returnables (see Note 1 on page 26 and additional information on page 38).  The following table summarises the impact of the restatement on marketing spend and operating profit before exceptional items by region for the six months ended 31 December 2008:

		Marketing		spend
Operating profit
	As previously reported	Restated	As previously reported	Restated
	£ million	£ million	£ million	£ million

North America	237	235	682	670
Europe	248	256	547	529
International	135	135	420	412
Asia Pacific	112	109	93	91
Corporate	-	-	(93)	(59)
	732	735	1,649	1,643

North America

Summary:

•	The decision to reduce US spirits shipments strengthened the long term business outlook but negatively impacted performance in the half
•	Focus remained on priority brands in US spirits and Diageo was the only one of the full line spirits companies to grow retail sales in the period
•	Diageo’s beer brands outpaced the imported beer segment and gained 0.2 percentage points of share
•	Innovation and growth in Sterling Vineyards at the $7+ per bottle wine range drove 0.2 percentage points of share gain
•	Canada net sales declined 7% impacted by economic softness, de-stocking and consumer down-trading
•	Continued media deflation and realised efficiencies reduced marketing spend but focus was maintained on priority brands

Key measures:

	First half F’10	First half F’09	Organic movement	Reported movement
	£ million	£ million	%	%

Volume	27.6	28.9	(4)	(4)
Net sales	1,695	1,755	(6)	(3)
Marketing spend	228	235	(5)	(3)
Operating profit before exceptional items	667	670	(2)	-
Operating profit	661	670	(2)	(1)

Reported performance:

Net sales decreased by £60 million in the six months ended 31 December 2009 to £1,695 million, from £1,755 million in the comparable prior period. Reported operating profit before exceptional items decreased by £3 million in the six months ended 31 December 2009 to £667 million, from £670 million in the comparable prior period.

Organic performance:

Exchange rate impacts increased net sales by £34 million, acquisitions and disposals increased net sales by £9 million and there was an organic decrease in net sales of £103 million. Exchange rate impacts increased operating profit by £13 million, acquisitions and disposals reduced operating profit by £5 million and there was an organic decrease in operating profit of £11 million.

Brand performance:

	Volume movement	Organic net sales movement	Reported net sales movement
	%	%	%

Global priority brands	(6)	(8)	(6)
Other brands	(3)	(3)	(1)
Total	(4)	(6)	(3)

Key spirits brands*:
Smirnoff	(5)	(10)	(8)
Johnnie Walker	-	(2)	-
Captain Morgan	(4)	(5)	(3)
Baileys	(15)	(18)	(15)
Jose Cuervo	(13)	(16)	(15)
Tanqueray	(5)	(8)	(7)
Crown Royal	(7)	(8)	(6)

Guinness	4	5	8

Ready to drink	(4)	(5)	-

*   Spirits brands excluding ready to drink

Diageo North America faced a difficult comparison in the period against the increase in stock levels in the first half of fiscal 2009.  A generally weak consumer trading environment in the first quarter, followed by a disappointing Thanksgiving, led to a reduction of planned shipments in December.  However, consumer off-take over the Christmas period proved to be stronger than anticipated and therefore stocks held at distributors ended the half below last year’s levels. In spirits, consumers continued to trade down from the super and ultra premium segments to lower price segments; however the premium segment, where Diageo is best represented, has proved the most resilient and gained share of the overall spirits category.  There has also been a shift in purchasing patterns to large-package and discount retail stores as consumers seek more value for their money.  Despite increased levels of discounted sales in the market, Diageo’s brands continued to sell at a price premium.

The premium vodka segment in the United States is one of the most competitive and has seen a number of low volume fast growing entrants in the past year.  Despite performing well in consumer off take, Smirnoff volume decreased due to the reduction of shipments against the prior period.  Smirnoff remained the leading vodka in the premium segment and the launch of the new advertising campaign “BE THERE” is driving awareness among consumers.  Price reductions and discounting increased during the period in response to changing consumer trends and the number of new entrants into the segment.  Innovation with new flavours, pear and pineapple following pomegranate and melon, revitalised the Flavours line, which performed ahead of Smirnoff Red.

Increased brand awareness activity, including advertising, PR and digital marketing in core markets maintained Johnnie Walker volume in a declining scotch category.  Net sales decreased as Johnnie Walker Red Label grew faster than the higher priced variants. Targeted marketing around the holidays and the 100th anniversary of Johnnie Walker Black Label helped Johnnie Walker outperform the competition and it gained 1.3 percentage points of share.

Overall Captain Morgan volume declined due to lower shipment levels against the prior period.  Although net sales declined, Captain Morgan Original Spiced Rum grew 0.8 percentage points of share.  In comparison, Captain Morgan grew net sales in Canada and gained 1.4 percentage points of share.  It has become the third fastest growing spirit in Canada.

The liqueurs category has been one of the hardest hit in the current economic recession, down in both value and volume due to the consumer perception that it is a luxury purchase.  As the top brand in the category, Baileys’ performance was also impacted by consumers trading down to value brands, an increase in the price differential between Baileys and its nearest competitors and high stock levels due to the launch of Baileys with a hint of coffee in September 2008.

The tequila category has become even more competitive in the economic downturn.  Jose Cuervo volume and net sales declined with pricing pressure from 100% agave entrants in the less than $20 per bottle price range and heavy discounting from its leading competitor.  Although Jose Cuervo lost share overall in the United States, Especial, its leading variant, gained 1.6 percentage points of share.  Jose Cuervo remains the leading tequila brand in North America.

Although the overall gin segment grew, the imported gin segment continued to decline giving way to domestic gins and new entrants. Tanqueray lost volume and net sales as consumers shifted to lower priced domestic alternatives.

Lower net sales of Crown Royal resulted from lower shipments and segment weakness as consumers traded down to lower priced alternatives.  Crown Royal gained 0.5 percentage points of share and outperformed all its major competitors in the period. The more premium variants of the brand, Crown Royal Extra Rare and Crown Royal Cask 16, gained volume, albeit off a small base, as prices were reduced to align them more closely to their competitive set.

Guinness was a stand out amongst Diageo’s beer brands and the imported beer segment, which continued to decline.  Guinness volume increased driven by incremental volume from the new 250th Anniversary Stout, good performance from Guinness Extra Stout and Guinness Kegs and lapping the planned de-stock from the prior year.  Net sales increased ahead of volume due to favourable mix and carryover pricing from the prior year.

In other brand performance, Ketel One vodka volume declined 10% as it lapped a significant increase in shipments in the prior year when Diageo became the brand’s exclusive distributor in the United States and inventory levels increased to meet the Diageo distribution footprint.  Ketel One vodka net sales decreased by 6% as price increases were taken in the period.  Ketel One vodka outperformed the number one and number two super premium vodkas in the United States. Cîroc grew volume 10% and net sales 12% in a declining ultra premium vodka segment as a result of continued investment in the brand together with innovation.  Bulleit Bourbon has also performed well albeit from a small base growing volume 34% and net sales 36%.

Although the beer category has declined in both volume and value, Diageo gained 0.2 percentage points of share in the imported beer segment. Following the planned de-stock of the prior year, Diageo’s beer brands grew both volume and net sales 6%.

Diageo’s wine performance outpaced the industry gaining 0.2 percentage points of share.  Diageo wines grew volume 6% due to the strong performance of Sterling Vintner’s Collection and new entrants focused on price points at $10 per bottle and below.  The strength of these brands along with the continued trading down by the consumer led to a 3% net sales decline.  Within Diageo’s many wine brands, a consumer shift toward white wines rather than higher margin red varietals added to this adverse price/mix.

The ready to drink segment continued to decline and net sales of Diageo's ready to drink brands were down 5%.  Spirits-based ready to serve variants declined due to de-stocking and increased competition in the margarita segment. Malt-based ready to drink variants experienced a slight lift due to lapping the prior year de-stock.

Marketing spend year on year declined as media deflation together with efficiencies came through.  Diageo has maintained focus on its priority brands and marketing campaigns continued to improve key brand equities.  In US spirits, share of voice increased 1 percentage point.

Volume performance in Canada, down 3%, was impacted by economic softness particularly in Ontario and Alberta, consumer down-trading and the Liquor Control Board's de-stocking.  Net sales declined 7% due to unfavourable mix as volume shifted from spirits to beer and wine.  Beer and wine grew due to the strong performance of Red Stripe, Harp, Beaulieu Vineyards and Sterling Vineyards.  Ready to drink declined due to softness in the spirits-based ready to serve segment.

Europe

Summary:

•	Share gains in key markets and on key brands were not enough to offset continued industry declines in Ireland, Spain and Eastern Europe and net sales declined 5%

•	Strong performance in Great Britain, volume up 6% and net sales up 5%. Increased share across total spirits, beer and wine
•	Guinness again grew share of beer in Ireland and Great Britain
•	In Spain, overall industry decline and a consumer shift from the on-trade to the off-trade led to a net sales decline of 11%
•	Brand range was expanded and smaller bottle sizes introduced in Russia to capture new volume growth opportunities as consumers traded down to lower price points
•	The economic environment in Eastern Europe continued to be very challenging leading to consumer down-trading and further stock reductions with customers
•	Southern Europe delivered net sales growth in the first half, led by Greece and Turkey

Key measures:

	First half F’10	First half F’09	Organic movement	Reported movement
	£ million	£ million	%	%

Volume	22.0	22.5	(2)	(2)
Net sales	1,547	1,560	(5)	(1)
Marketing spend	229	256	(14)	(11)
Operating profit before exceptional items	528	529	(3)	-
Operating profit	522	529	(3)	(1)

Reported performance:

Net sales decreased by £13 million in the six months ended 31 December 2009 to £1,547 million, from £1,560 million in the comparable prior period. Reported operating profit before exceptional items decreased by £1 million in the six months ended 31 December 2009 to £528 million, from £529 million in the comparable prior period.

Organic performance:

Exchange rate impacts increased net sales by £61 million, acquisitions increased net sales by £5 million and there was an organic decrease in net sales of £79 million. Exchange rate impacts increased operating profit by £17 million and there was an organic decrease in operating profit of £18 million.

Brand performance:

	Volume movement	Organic net sales movement	Reported net sales movement
	%	%	%

Global priority brands	(5)	(7)	(4)
Other brands	4	(1)	4
Total	(2)	(5)	(1)

Key spirits brands*:
Smirnoff	(5)	(9)	(7)
Johnnie Walker	(10)	(12)	(10)
Baileys	(2)	(7)	(4)
JεB	(12)	(14)	(7)

Guinness	(3)	(1)	3

Ready to drink	(12)	(6)	(4)

*   Spirits brands excluding ready to drink

In Great Britain volume grew 6%, net sales grew 5% and share gains were delivered across spirits, beer and wine. This was a result of a successful Christmas campaign on spirits and strong performances from Guinness and wine, particularly Blossom Hill. Price/mix was negative, reflecting a higher proportion of spirits sold on promotion in the off-trade, partly offset by the positive impact of price increases on Guinness and Blossom Hill. Marketing spend was focused behind key programmes and brands, in particular the “BE THERE” campaign on Smirnoff and the “250th Celebration” campaign on Guinness.

The economic weakness in Ireland and a reduction in customer spending continued to impact the alcohol industry with sales down 10%. The key Republic of Ireland on-trade channel declined at the higher rate of 14%. Diageo volume and net sales declined 9% but share increased in the on-trade in both beer and spirits. The successful “250th Celebration” campaign on Guinness, culminating in “Arthur’s Day” on 24 September, led to significant brand equity improvements and share gains in both the on-trade and the off-trade for the brand. The agency lager brands, Budweiser and Carlsberg, declined broadly in line with the total market while both Smithwick’s and Harp grew share due to a successful new brand positioning strategy for Smithwick’s and the launch of Harp Ice Cold.

The challenging macro-economic environment continued to shape Diageo’s performance in Iberia with reduced on-trade consumption and down-trading to value brands in the off-trade.  In Spain this resulted in an overall 6% decline in the spirits industry, a decline of 11% in the on-trade and a tough pricing environment.  Diageo volume declined 11% and net sales 12% reflecting the market decline in Spain and a planned trade de-stock in Portugal.  The launch of a range of ready to serve cocktails, in particular the Cacique Mojito, into the Spanish off-trade has proved very successful in enabling consumers to replicate an on-trade cocktail experience at home.

Developing markets in Europe continued to experience very difficult trading conditions. In Russia, although Diageo increased its share of whisky, overall net sales declined 11% as consumers traded down from higher priced products such as Johnnie Walker into value and standard brands such as Smirnov vodka, Bell’s and White Horse. In Eastern Europe, shipments lagged behind depletions as wholesalers and distributors continued to reduce their inventories and net sales declined 32%, as consumer confidence remained very weak. The exception to this was Poland, Diageo’s largest market within Eastern Europe, where double-digit depletions growth of Johnnie Walker led to strong share gains within the growing whisky category, although net sales declined in the period due to de-stocking.

Smirnoff volume declined 5% and net sales 9% due to market weakness in Ireland and Iberia and distributor de-stocking in Eastern Europe. The vodka category remained fiercely competitive, particularly in the off-trade. Negative price/mix on the brand reflected a larger proportion of volume being sold on promotion and negative variant mix as Smirnoff Black declined at a higher rate than Smirnoff Red. In Great Britain, the brand’s largest market in Europe, Smirnoff Red grew share. Brand equity scores were boosted further by the heavy media investment behind the “BE THERE” campaign including a new television commercial over the Christmas period.

Johnnie Walker volume declined 10% and net sales 12%, driven by trading down and de-stocking in Russia and Eastern Europe. In Greece and Spain, the two largest and most established Johnnie Walker markets in Europe, the launch of new television and Grand Prix campaigns drove net sales growth of 12% and 1% respectively.

Baileys volume declined 2% and net sales 7%, mainly driven by Russia and Eastern Europe where consumers perceived the liqueur category as a luxury purchase. The Christmas marketing on the brand comprised two separate activities: the launch of a new flavour, Baileys with a hint of coffee, and the “Baileys Bows” campaign where a presentation bow was added to bottles of Baileys across the region turning the brand into an instant gift and generating higher visibility in store. Baileys grew share in the off-trade during this key selling period in its two largest markets of Great Britain and Spain.

JεB volume declined 12% and net sales 14% reflecting mainly the on-trade channel decline in Spain and further de-stocking in Portugal and Romania.

Guinness volume across the region declined 3% and net sales 1%, a good performance in a tough trading environment. In the largest markets of Ireland and Great Britain, the brand increased share in the on-trade and off-trade and brand equity scores were significantly increased as a result of the marketing campaigns “Bring it to Life” and “250th Celebration”. In Great Britain, Guinness grew net sales 3% and achieved its highest ever share of beer in the on-trade at 7.6%. Packaged Guinness grew particularly strongly following the development of new packaging and the launch of promotional packs around key events.

Ready to drink volume declined 12% and net sales 6%. The 6 percentage points of positive price/mix was mainly due to an ABV reduction on Smirnoff Ice in Great Britain from 4.5% to 4.0% in February 2009. In Great Britain, while the on-trade remained in decline, the off-trade showed some growth due in part to the smaller pre-mix and ready to serve cocktail segments where Diageo is well placed to capture growth through Smirnoff and Schweppes Tonic and Morgan’s Spiced and Cola.

Marketing spend was reduced by 14%, reflecting the adverse trading environment in Iberia, Ireland and Eastern Europe. In Ireland and Iberia, spend was focused behind fewer brands while in Eastern Europe there was a reduction and re-prioritisation of spend from above the line media activity to in-store commercial drivers.

International

Summary:

•	Strong performance of beer brands in Africa and scotch in Latin America and Global Travel and Middle East
•	Guinness, Malta Guinness, Harp and Tusker drove net sales growth in Africa
•	An increase in promotional activity and selective price reductions delivered strong net sales growth of Johnnie Walker in Latin America and Global Travel and Middle East
•	Increased marketing spend on beer in Africa and rum in Latin America led to a 9% increase across the region

Key measures:

	First half F’10 £ million	First half F’09 £ million	Organic movement %	Reported movement %
Volume	20.8	20.3	2	2
Net sales	1,402	1,237	8	13
Marketing spend	150	135	9	11
Operating profit before exceptional items	460	412	16	12
Operating profit	457	412	16	11

Reported performance:

Net sales increased by £165 million in the six months ended 31 December 2009 to £1,402 million, from £1,237 million in the comparable prior period. Reported operating profit before exceptional items increased by £48 million in the six months ended 31 December 2009 to £460 million, from £412 million in the comparable prior period.

Organic performance:

Exchange rate impacts increased net sales by £58 million and there was an organic increase in net sales of £107 million. Exchange rate impacts decreased operating profit by £15 million and there was an organic increase in operating profit of £63 million.

Brand performance:

	Volume movement	Organic net sales movement	Reported net sales movement
	%	%	%

Global priority brands	1	3	7
Other brands	2	14	20
Total	2	8	13

Key spirits brands*:
Johnnie Walker	12	6	18
Smirnoff	(2)	(1)	11
Baileys	(10)	(9)	(2)
Buchanan’s	(9)	-	15

Guinness	(3)	2	(10)

Ready to drink	(7)	10	17

*     Spirits brands excluding ready to drink

With the exception of South Africa, the relatively low inter-dependence of many African markets with western economies insulated the continent somewhat from the global downturn.  However, the continent faces specific challenges, for example the East African economy was severely impacted by drought in the half. Volume was down 2% in Africa as a result of a decline in Senator and low value local spirits.  Net sales grew 8% driven by Harp and Malta Guinness in Nigeria, Guinness and Tusker in East Africa and Guinness, Alvaro and Malta Guinness in Ghana.

Net sales in Nigeria grew 21% with very strong growth of Harp and Malta Guinness.  Focus on improved visibility, reduced stock outs and increased distribution led to significant growth of Harp and net sales doubled. Malta Guinness grew net sales 42% following the re-launch last year.  A price increase on Guinness last year reduced volume 6% but drove positive price/mix of 7%. Smirnoff Ice also performed well increasing net sales by over 70% albeit from a moderate base.

The severe drought impacted the performance of East Africa and volume declined 11%. As incomes fell, consumers traded out into illicit brews and this impacted Senator volume which declined 13%. Duty increases on local spirits significantly impacted volume of value spirits in the half. Net sales grew 4% as double-digit growth of both Guinness and Tusker more than offset the volume decline of value spirits.

South Africa was impacted by the economic downturn and net sales declined 2%.  The scotch category was most affected as consumers switched from Johnnie Walker and Bell’s into secondary scotch brands Black and White and White Horse. In spite of the net sales decline Diageo scotch brands gained 0.9 percentage points of volume share in the half. The decline in scotch was only partially offset by Smirnoff which outperformed white spirits trends to grow net sales 15% supported by a combination of strong consumer marketing and trade support.

Volume in Ghana declined 5%, however price increases taken in April and November 2009 drove net sales growth of 16%.  The brands driving this performance were Guinness up 19% and strong double-digit net sales growth of non-alcoholic beverage brands Malta Guinness and Alvaro.

The impact of the global recession on Latin America was muted and volume and net sales grew 4% and 10% respectively with share gains in Brazil and Mexico.  Much of the price/mix improvement was delivered by price increases in Venezuela, strong volume growth and price increases in Mexico and strong volume growth in Brazil, following a price realignment.

In Venezuela the economic downturn, lower oil revenues and inflation reduced disposable income and volume declined 3%. Price increases were implemented following increases in cost of goods. Net sales grew 17% with double-digit growth in scotch, rum and ready to drink. Scotch volume declined 11% but positive price/mix on Old Parr, Buchanan's and Chequers delivered net sales growth of 12%. Cacique volume grew 11% as consumers switched into the more affordable local rum category and positive price/mix on the brand was achieved through inflation driven price increases, share gains and trade-up within the category to increase net sales by half.  Locally produced Smirnoff Ice volume declined by 11% due to interruptions in material supply however inflation driven price increases, supported by trade visibility and event sponsorship, delivered net sales growth of 28%.

In a very competitive Mexican market, net sales grew over 30%.  Increased Johnnie Walker advertising behind the “Strides” campaign and “Join the Pact” delivered the highest brand awareness scores ever recorded for the brand in Mexico. Johnnie Walker Black Label and Johnnie Walker Red Label each posted double-digit net sales increases and volume share gains of 1.8 percentage points and 1 percentage point respectively.  Volume growth and the impact of price increases last year fuelled the Buchanan’s net sales increase of 30% in spite of increased discounts during the festive season in the face of aggressive competitor activity.

In Brazil, the spirits category declined.  Following a price repositioning for key brands, volume grew 14% and net sales grew 5% and the price reduction drove 8 percentage points of volume share gain in scotch.  Johnnie Walker grew net sales 6%, whilst Johnnie Walker super deluxe volume was down. Old Parr and Black and White also delivered strong net sales growth in the market. Smirnoff vodka volume was flat and net sales were down 13% following a price reduction. Net sales of Smirnoff ready to drink grew 15% following price increases in fiscal 2009.

In Global Travel and Middle East, volume increased 8% and net sales 4% against a backdrop of continued slowdown in the global economy. In the last quarter of calendar 2009, passenger numbers began to turn around, but the travel retail environment remained fiercely competitive.  Johnnie Walker delivered the strongest performance with 10% net sales growth after strong centenary promotional activity for Johnnie Walker Black Label.  This offset declines in Smirnoff and Baileys.  Zacapa rum was also a very strong performer within travel retail following increased listings, improved visibility and consumer sampling.

Johnnie Walker grew net sales 6% in International with Latin America up 8% following strong marketing campaigns and 10% growth in Global Travel and Middle East as a result of successful Johnnie Walker Black Label promotions. Following active participation in more promotional programmes across the region and a price reduction in Brazil there was negative price/mix.

The key vodka markets in the region were impacted by the economic downturn. Total Smirnoff volume declined 2% and net sales 1%. The brand grew volume 2% in South Africa and a price increase in February 2009 delivered 13 percentage points of positive price/mix.  A price reduction in Brazil increased volume share but reduced net sales. Smirnoff net sales declined 8% in Global Travel and Middle East as promotional intensity increased.

Volume and net sales of Baileys were down 10% and 9% respectively.  In Latin America net sales growth in Venezuela and Mexico was offset by declines elsewhere in Latin America whilst volume and net sales declined in Global Travel and Middle East. The positive price/mix was driven by Africa and Latin America.  There was negative price/mix in Global Travel in a very competitive landscape.

Net sales of Buchanan’s were flat in the region. Significant net sales growth in both Mexico and Venezuela was offset by a decline elsewhere in Latin America due to trading difficulties with a key customer.

Guinness net sales grew 2%.  Net sales in the brand’s largest market of Nigeria increased 1% and grew double-digit in East Africa and Ghana.

Ready to drink net sales, led by Smirnoff Ice, grew 10% despite weakness in South Africa. Smirnoff ready to drink grew in Cameroon, Nigeria, Brazil and Venezuela.

Marketing spend increased 9%, focused on beer, scotch and rum.  In Africa, marketing investment focused on the Guinness “250th Celebration” and Harp in Nigeria.  In Latin America spend increased behind the growing rum category while an increase in activity behind Johnnie Walker led to a 28% increase in marketing spend in Global Travel and Middle East.

Asia Pacific

Summary:

•	Australia returned to net sales growth due to stabilisation of the ready to drink segment, growth on core spirits and a strong contribution from innovation
•	Windsor net sales grew in Korea but the overall market declined due to de-stocking on other brands
•	Double-digit net sales growth in South East Asia with strong performances from Guinness and Johnnie Walker
•	Significant volume and net sales declines in India arising from inappropriately high shipments in the comparable period
•	Diageo’s scotch brands gained share in China although overall performance was impacted by de-stocking
•	Marketing spend remained constant as a percentage of net sales. Reductions in India and China were offset by significant increases in Korea, Australia and South East Asia
•	Operating profit growth due to gross margin improvement, marketing reductions and overhead cost savings

Key measures:

	First half F’10	First half F’09	Organic movement	Reported movement
	£ million	£ million	%	%

Volume	6.4	6.5	(1)	(1)
Net sales	523	477	(1)	10
Marketing spend	118	109	(2)	8
Operating profit before exceptional items	103	91	5	13
Operating profit	98	91	5	8

Reported performance:

Net sales increased by £46 million in the six months ended 31 December 2009 to £523 million, from £477 million in the comparable prior period. Reported operating profit before exceptional items increased by £12 million in the six months ended 31 December 2009 to £103 million, from £91 million in the comparable prior period.

Organic performance:

Exchange rate impacts increased net sales by £53 million and there was an organic decrease in net sales of £7 million. Exchange rate impacts increased operating profit by £7 million and there was an organic increase in operating profit of £5 million.

Brand performance:

	Volume movement	Organic net sales movement	Reported net sales movement
	%	%	%

Global priority brands	(2)	(3)	8
Other brands	-	1	12
Total	(1)	(1)	10

Key spirits brands*:
Smirnoff	(10)	(2)	11
Johnnie Walker	4	(7)	1
Bundaberg	(2)	11	11
Windsor	4	4	9

Guinness	1	12	26

Ready to drink	2	3	24

*   Spirits brands excluding ready to drink

Performance in Australia improved compared to the prior period as net sales grew 3%. Ready to drink grew 1% driven by a mixture of innovation and a return to growth of the segment. The largest spirits brands of Bundaberg, Johnnie Walker and Smirnoff all grew and spirits in total grew net sales 5%. Diageo maintained its share of spirits at 30%. Price increases were taken on core spirits and there was a 25% increase in marketing spend, primarily behind innovations Bundaberg Red, Baileys with a hint of coffee and Smirnoff Cocktails.

Net sales in Korea declined 3%, the key driver being the de-stocking of JεB and Dimple which are sold through a third party. Windsor grew net sales 2% and remained the leading scotch brand in the market. Price increases were taken in the period offsetting some negative variant mix from super deluxe to deluxe. Marketing spend increased behind Windsor 17 year old in order to re-invigorate the super premium scotch segment.

In India, volume declined 42% and net sales 44% due to lapping inappropriately high shipment levels in the same period last year, affecting both the Bottled in India and Bottled in Origin brands.  The declines were also related to prior period organisational issues and subsequently changes have been made to the local management team.

In China, volume declined 15% and net sales 24% reflecting distributor stock level reductions of Dimple, social unrest in Xinjiang, the key Johnnie Walker Red region, and some de-stocking of Johnnie Walker Black Label. Trade investment on Johnnie Walker and Windsor increased as distribution was expanded to new cities and led to negative price/mix. Depletions growth on Johnnie Walker led to share gains in scotch while Smirnoff, Baileys and Windsor all grew net sales. Marketing as a percentage of net sales was broadly maintained as investment was focused behind Johnnie Walker and growing Windsor to be a significant scotch brand in the market.

South East Asia experienced a strong first half with net sales up 12% despite an uncertain economic environment. Beer grew strongly especially in the largest market of Indonesia. The investments made in Vietnam have resulted in Johnnie Walker growing strongly in that market and South East Asia as a whole.

Thailand delivered a strong performance with net sales up 8% and share gains on Johnnie Walker and Benmore in scotch.

Smirnoff net sales declined 2% as the lower shipments in India offset growth in all other markets. In Australia, the brand benefited from a 38% increase in marketing spend behind the “BE THERE” campaign and recorded net sales growth. Thailand was an especially strong market for Smirnoff where the brand’s continued distribution expansion led to very strong net sales growth and share gains.

Johnnie Walker volume increased 4% driven primarily by Red Label. Black Label volume was flat as the underlying depletion momentum was offset by de-stocking. This negative mix, together with an increase in price promotion, resulted in a net sales decline of 7% for the brand. In South East Asia, volume of both Red Label and Black Label grew strongly although the brand recorded negative price/mix as consumers continued to trade down from super deluxe variants. In Australia, Johnnie Walker net sales grew 8% as a result of price increases on Black Label and increased investment behind the “Strides” campaign on television and in the press. Black Label recorded strong depletions growth in India and China in the period.

Bundaberg rum grew net sales 11% and enjoyed strong share growth in both volume and value despite lapping a period of strong growth last year following the ready to drink tax increase. Bundaberg Red continued to perform well.

Windsor grew volume and net sales 4%. Korea experienced some negative variant mix as consumers traded down from the super deluxe to the deluxe segment but this was offset by price increases and the  brand grew net sales 2%. The roll out of Windsor Reserve in China continued with distribution gains ahead of expectations, almost doubling in the past six months.

Guinness continued to perform well, growing net sales 12%. In South East Asia, net sales grew 21% and share of beer increased in Indonesia and Malaysia. Activation behind the “250th Celebration” campaign was the key reason for growth in Indonesia, Malaysia and Singapore. In Japan, the premium beer segment remained very challenging as consumers traded down. Guinness has a 60% price premium within the premium beer segment in that market and therefore the brand underperformed the segment despite increased investment.

Net sales of ready to drink grew 3% following a return to growth in Australia and strong performances in South East Asia and Thailand.

Marketing investment in Asia Pacific declined by 2% although spend as a percentage of net sales remained constant compared to the same period last year.  The key drivers of this reduction were decreases in India and phasing of spend to the second half in China. Offsetting these reductions were double-digit marketing spend increases in Korea, focused on building the equity of Windsor 17 year old, in Australia behind Smirnoff and innovation launches, and in South East Asia supporting the Guinness “250th Celebration” campaign. The development and activation of pan-regional campaigns, especially on Johnnie Walker and Smirnoff, continued to drive efficiencies in spend.

Corporate revenue and costs

Net sales were £40 million in the six months ended 31 December 2009, up £1 million from £39 million in the comparable prior period. Net operating costs rose from £59 million to £127 million in the six months ended 31 December 2009. Diageo undertakes the majority of its currency transaction hedging centrally and therefore £22 million of positive year on year transaction impact was taken to corporate.  In addition there was a negative year on year translation impact of £1 million in corporate.  The geographical regions are reported using forecast transaction exchange rates with the difference between forecast and achieved rates being included in corporate.  This amounted to a cost of £40 million in the period.  There was a £49 million increase in underlying corporate net costs mainly due to higher systems investment and business development charges together with the legal and accounting costs associated with ongoing regulatory matters.

2.  FINANCIAL REVIEW

Summary consolidated income statement
	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	(restated) £ million

Sales	6,928	6,691
Excise duties	(1,721)	(1,623)
Net sales	5,207	5,068
Operating costs before exceptional items	(3,576)	(3,425)
Operating profit before exceptional items	1,631	1,643
Exceptional operating items	(95)	(13)
Operating profit	1,536	1,630
Net finance charges	(237)	(344)
Share of associates’ profits after tax	94	120
Profit before taxation	1,393	1,406
Taxation	(310)	(210)
Profit from continuing operations	1,083	1,196
Discontinued operations	(10)	-
Profit for the period	1,073	1,196

Attributable to:
Equity shareholders of the parent company	1,016	1,133
Non-controlling interests	57	63
	1,073	1,196

Sales and net sales

On a reported basis, sales increased by £237 million from £6,691 million in the six months ended 31 December 2008 to £6,928 million in the six months ended 31 December 2009. On a reported basis net sales increased by £139 million from £5,068 million in the six months ended 31 December 2008 to £5,207 million in the six months ended 31 December 2009. Exchange rate movements increased reported sales by £263 million and reported net sales by £207 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £151 million in the six months ended 31 December 2009 due to an increase in cost of sales of £105 million, from £1,996 million to £2,101 million, a decrease in marketing expenses of £10 million from £735 million to £725 million, and an increase in other operating expenses before exceptional costs of £56 million, from £694 million to £750 million. The impact of exchange rate movements increased total operating costs before exceptional items by £164 million.

Exceptional operating items

Exceptional operating costs of £95 million for the six months ended 31 December 2009 comprised £21 million in respect of the global restructuring programme (2008 - £nil), £69 million in respect of the restructuring of global supply operations (2008 - £nil) and £5 million in respect of the restructuring of the Irish brewing operations (2008 - £13 million).

Post employment plans

Post employment net costs for the six months ended 31 December 2009 were a charge of £58 million (2008 - £50 million) comprising £39 million (2008 - £50 million) included in operating costs before exceptional items, pension curtailment gains of £6 million (2008 - £nil) in exceptional operating items and a charge of £25 million (2008 - £nil) in net finance charges.

The deficit before taxation in respect of post employment plans decreased by £328 million from £1,383 million at 30 June 2009 to £1,055 million at 31 December 2009. The reduction in the deficit includes £147 million transferred into the UK pension scheme from the escrow arrangements funded by the company in previous years. The company is in discussion with the pension schemes’ trustees as to future funding plans, however, annual cash contributions are not expected to increase significantly.

Operating profit

Reported operating profit for the six months ended 31 December 2009 decreased by £94 million to £1,536 million from £1,630 million in the comparable prior period. Exchange rate movements increased operating profit for the six months ended 31 December 2009 by £42 million. Before exceptional operating items, operating profit for the six months ended 31 December 2009 decreased by £12 million to £1,631 million from £1,643 million in the comparable prior period. Exchange rate movements increased operating profit before exceptional items for the six months ended 31 December 2009 by £43 million.

Net finance charges

Net finance charges decreased from £344 million in the six months ended 31 December 2008 to £237 million in the six months ended 31 December 2009.

The net interest charge decreased by £100 million from £297 million in the comparable prior period to £197 million in the six months ended 31 December 2009. The reduction in the interest charge resulted principally from the significant decrease in floating rate interest charges of £52 million, a positive movement from the revaluation to period end market rates of interest swaps under IAS 39 of £28 million and favourable exchange rate movements of £8 million.

The income statement interest cover was 9 times and cash interest cover was 8 times.

Net other finance charges for the six months ended 31 December 2009 were £40 million (2008 - £47 million). There was an increase of £25 million in finance charges in respect of post employment plans from £nil in the six months ended 31 December 2008 to £25 million in the six months ended 31 December 2009. Other finance charges also include £11 million (2008 - £15 million) in respect of exchange rate translation differences on inter-company funding arrangements where hedge accounting was not applicable, £nil (2008 - £4 million) in respect of exchange movements on net borrowings not in a hedge relationship and therefore recognised in the income statement, £7 million (2008 - £11 million) on unwinding of discounts on liabilities and £3 million income (2008 - £17 million charge) in respect of other finance charges.

Associates

The group’s share of associates’ profits after interest and tax was £94 million for the six months ended 31 December 2009 compared to £120 million in the comparable prior period. Diageo’s 34% equity interest in Moët Hennessy contributed £90 million (2008 - £112 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation decreased by £13 million from £1,406 million in the comparable prior period to £1,393 million in the six months ended 31 December 2009.

Taxation

The tax charge is based upon the estimate of the tax rate expected for the full year.

The reported tax rate for the six months ended 31 December 2009 was 22.3% compared with 14.9% for the six months ended 31 December 2008. Factors that reduced the reported tax rate in the comparable prior period included settlements agreed with tax authorities that gave rise to changes in the value of deferred tax assets and tax provisions. For the year ending 30 June 2010 the reported tax rate is expected to be 22%. The underlying tax rate for continuing operations for the six months ended 31 December 2009 was 22.4% and for the six months ended 31 December 2008 22.1%. The underlying tax rate for the year ending 30 June 2010 is expected to be 22%.

Discontinued operations

Discontinued operations represent a provision of £10 million in respect of future payments to new thalidomide claimants.

Exchange rate movements

Exchange rate movements are calculated by retranslating the prior period results as if they had been generated at the current period exchange rates and are excluded from organic growth.

The estimated effect of exchange rate movements on profit before exceptional items and taxation for the six months ended 31 December 2009 was as follows:

	Gains/(losses) £ million
Operating profit before exceptional items
Translation impact	35
Transaction impact	53
Impact of IAS 21 on operating profit	(45)
Total exchange effect on operating profit	43
Interest and other finance charges
Net finance charges – translation impact	13
Exchange – in respect of IAS 21 and IAS 39	8
Mark to market impact of IAS 39 on interest expense	28
Associates – translation impact	8
Total exchange effect on PBET	100

	Six months ended 31 December 2009	Six months ended 31 December 2008
Exchange rates
Translation US$/£ rate	1.64	1.66
Transaction US$/£ rate	1.74	2.25
Translation €/£ rate	1.12	1.21
Transaction €/£ rate	1.30	1.36

Outlook for the impact of exchange rate movements:

For the year ending 30 June 2010 applying current exchange rates for the balance of the year (US$/£1.64, €/£1.13), foreign exchange movements (excluding the exchange impacts of IAS 21 and IAS 39) are estimated to increase operating profit by £75 million and decrease the net interest charge by £5 million.

Dividend

An interim dividend of 14.60 pence per share will be paid to holders of ordinary shares and ADRs on the register on 5 March 2010. This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to shareholders on 6 April 2010. Payment to US ADR holders will be made on 12 April 2010. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 12 March 2010.

Cash flow	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	(restated) £ million

Cash generated from operations before exceptional costs	1,645	986

Exceptional restructuring costs paid	(76)	(2)

Cash generated from operations	1,569	984
Interest paid (net)	(217)	(199)
Dividends paid to equity minority interests	(55)	(69)
Taxation paid	(198)	(137)
Net capital expenditure	(150)	(181)
Net increase in other investments	(45)	(11)
Free cash flow	904	387

Free cash flow increased by £517 million to £904 million in the six months ended 31 December 2009. Cash generated from operations increased from £984 million to £1,569 million principally as a result of improved working capital management. Net capital expenditure on property, plant and equipment decreased by £31 million to £150 million in the period, being decreased capital expenditure of £29 million and higher disposal proceeds of £2 million.

Balance sheet

At 31 December 2009, total equity was £4,591 million compared with £3,874 million at 30 June 2009. This increase was mainly due to the profit for the period of £1,073 million, partly offset by the dividend paid out of shareholders’ equity of £551 million.

Net borrowings were £7,304 million at 31 December 2009, a decrease of £115 million from net borrowings at 30 June 2009 of £7,419 million.  The principal components of this decrease were: £904 million (2008 - £387 million) free cash flow partly offset by £551 million (2008 – £527 million) equity dividends paid and adverse exchange rate movements of £201 million (2008 - £1,470 million).

The share buyback programme has not been activated since 31 December 2008 and it is not envisaged that the buyback programme will be reopened in current market conditions. Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

Economic profit

Economic profit decreased by £59 million from £712 million in the six months ended 31 December 2008 to £653 million in the six months ended 31 December 2009. See page 42 for the calculation and definition of economic profit.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2009		Six months ended 31 December 2008
	Notes	£ million		(restated) £ million

Sales	2	6,928		6,691
Excise duties		(1,721)		(1,623)
Net sales	2	5,207		5,068
Cost of sales		(2,123)		(2,009)
Gross profit		3,084		3,059
Marketing expenses		(725)		(735)
Other operating expenses		(823)		(694)
Operating profit	2, 3	1,536		1,630
Net interest payable	4	(197)		(297)
Net other finance charges	4	(40)		(47)
Share of associates' profits after tax		94		120
Profit before taxation		1,393		1,406
Taxation	5	(310)		(210)
Profit from continuing operations		1,083		1,196
Discontinued operations	6	(10)		-
Profit for the period		1,073		1,196

Attributable to:
Equity shareholders of the parent company		1,016		1,133
Non-controlling interests		57		63
		1,073		1,196

Pence per share
Basic earnings		40.9	p	45.5	p
Diluted earnings		40.8	p	45.4	p
Average shares		2,482	m	2,492	m

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	(restated) £million

Exchange differences on translation of foreign operations excluding borrowings	302	1,900
Exchange differences on borrowings and derivative net investment hedges	(201)	(1,466)
Effective portion of changes in fair value of cash flow hedges
- Net losses taken to equity	(69)	(92)
- Transferred to income statement	36	(158)
Fair value movement on available-for-sale investments	-	5
Net actuarial gain on post employment plans	176	15
Tax on items taken directly to equity	(56)	13
Other comprehensive income for the period	188	217
Profit for the period	1,073	1,196
Total comprehensive income for the period	1,261	1,413

Attributable to:
Equity shareholders of the parent company	1,187	1,149
Non-controlling interests	74	264
	1,261	1,413

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2009		30 June 2009 (restated)		31 December 2008 (restated)
	Notes	£ million	£ million	£ million	£ million	£ million	£ million

Non-current assets
Intangible assets		6,355		6,215		6,878
Property, plant and equipment		2,390		2,326		2,496
Biological assets		38		37		29
Investments in associates		2,226		2,041		2,334
Other investments		130		231		166
Other receivables		18		18		15
Other financial assets		261		364		622
Deferred tax assets		594		678		593
Post employment benefit assets		45		41		258
			12,057		11,951		13,391
Current assets
Other investments		-		-		8
Inventories	7	3,279		3,078		3,264
Trade and other receivables		2,596		1,977		2,947
Other financial assets		105		98		277
Cash and cash equivalents	8	1,589		914		2,088
			7,569		6,067		8,584
Total assets			19,626		18,018		21,975
Current liabilities
Borrowings and bank overdrafts	8	(891)		(890)		(1,892)
Other financial liabilities		(154)		(220)		(547)
Trade and other payables		(2,738)		(2,172)		(2,564)
Corporate tax payable		(604)		(532)		(750)
Provisions		(196)		(172)		(82)
			(4,583)		(3,986)		(5,835)
Non-current liabilities
Borrowings	8	(8,202)		(7,685)		(9,223)
Other financial liabilities		(97)		(99)		(260)
Other payables		(26)		(30)		(31)
Provisions		(355)		(314)		(380)
Deferred tax liabilities		(672)		(606)		(948)
Post employment benefit liabilities		(1,100)		(1,424)		(735)
			(10,452)		(10,158)		(11,577)
Total liabilities			(15,035)		(14,144)		(17,412)
Net assets			4,591		3,874		4,563

Equity
Called up share capital		797		797		797
Share premium		1,342		1,342		1,342
Other reserves		3,331		3,279		3,221
Retained deficit		(1,603)		(2,249)		(1,662)
Equity attributable to equity shareholders of the parent company			3,867		3,169		3,698
Non-controlling interests			724		705		865
Total equity	10		4,591		3,874		4,563

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent
	Share capital £ million	Share premium £ million	Other reserves £ million	Own shares £ million	Other retained earnings £ million	Total £ million	company share- holders £ million	Non- controlling interests £ million	Total equity £ million

At 30 June 2009 as previously reported	797	1,342	3,282	(2,342)	142	(2,200)	3,221	715	3,936
Prior year adjustments (see note 1)
- Adoption of amendment to IAS 38	-	-	(4)	-	(42)	(42)	(46)	-	(46)
- Returnables	-	-	1	-	(7)	(7)	(6)	(10)	(16)
At 30 June 2009 as restated	797	1,342	3,279	(2,342)	93	(2,249)	3,169	705	3,874
Total comprehensive income	-	-	52	-	1,135	1,135	1,187	74	1,261
Share trust arrangements	-	-	-	44	(1)	43	43	-	43
Share-based incentive plans	-	-	-	-	16	16	16	-	16
Tax on share-based incentive plans	-	-	-	-	3	3	3	-	3
Dividends paid	-	-	-	-	(551)	(551)	(551)	(55)	(606)
At 31 December 2009	797	1,342	3,331	(2,298)	695	(1,603)	3,867	724	4,591

At 30 June 2008 as previously reported	816	1,342	3,163	(2,559)	736	(1,823)	3,498	677	4,175
Prior year adjustments (see note 1)
- Adoption of amendment to IAS 38	-	-	(2)	-	(30)	(30)	(32)	-	(32)
- Returnables	-	-	-	-	(3)	(3)	(3)	(7)	(10)
At 30 June 2008 as restated	816	1,342	3,161	(2,559)	703	(1,856)	3,463	670	4,133
Total comprehensive income	-	-	41	-	1,108	1,108	1,149	264	1,413
Share trust arrangements	-	-	-	(42)	(2)	(44)	(44)	-	(44)
Share-based incentive plans	-	-	-	-	14	14	14	-	14
Tax on share-based incentive plans	-	-	-	-	(3)	(3)	(3)	-	(3)
Own shares repurchased	(19)	-	19	-	(354)	(354)	(354)	-	(354)
Own shares cancelled	-	-	-	247	(247)	-	-	-	-
Dividends paid	-	-	-	-	(527)	(527)	(527)	(69)	(596)
At 31 December 2008	797	1,342	3,221	(2,354)	692	(1,662)	3,698	865	4,563

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended 31 December 2009		Six months ended 31 December 2008
				(restated)
	£ million	£ million	£ million	£ million

Cash flows from operating activities
Cash generated from operations (see note 11)	1,569		984
Interest received	156		26
Interest paid	(373)		(225)
Dividends paid to equity non-controlling interests	(55)		(69)
Taxation paid	(198)		(137)
Net cash inflow from operating activities		1,099		579

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	3		1
Purchase of property, plant and equipment and computer software	(153)		(182)
Net increase in other investments	(45)		(11)
Disposal of businesses	1		1
Purchase of businesses	(12)		(64)
Net cash outflow from investing activities		(206)		(255)

Cash flows from financing activities
Net sale/(purchase) of own shares for share schemes	41		(46)
Own shares repurchased	-		(354)
Net increase in loans	299		1,802
Equity dividends paid	(551)		(527)
Net cash inflow/(outflow) from financing activities		(211)		875

Net increase in net cash and cash equivalents		682		1,199
Exchange differences		(1)		81
Net cash and cash equivalents at beginning of the period		846		683
Net cash and cash equivalents at end of the period		1,527		1,963

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,589		2,088
Bank overdrafts		(62)		(125)
		1,527		1,963

NOTES

1.            Basis of preparation

The financial information included within this report has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union, and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. The condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. This interim condensed consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2009 except as noted below.

IFRS 8 - Operating segments. IFRS 8 requires that an entity's operating segments are reported on the same basis as the internally reported information that is provided to the chief operating decision maker. The chief operating decision maker has been identified as the executive committee. Following the adoption of IFRS 8, the group has revised its reported operating segments and provided further information in respect of these segments as well as additional disclosures. Details are provided in note 2 to this financial information.

IAS 1 (Revised) - Presentation of financial statements. IAS 1 (Revised) has resulted in the group presenting both a consolidated statement of comprehensive income and a consolidated statement of changes in equity as primary statements. The group has chosen to disclose other comprehensive income as a separate statement from the income statement. The application of this standard has not affected the measurement of reported profit or equity.

Amendment to IFRS 2 - Share-based payment: vesting conditions and cancellations. This interpretation clarifies that only service and performance conditions are vesting conditions. A share option award must be accounted for as a cancellation when the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of the group. Cancellations are accounted for as accelerated vestings. The application of this interpretation is not material to the group's net income or equity.

Amendment to IAS 38 - Intangible assets. This amendment to IAS 38 clarifies the accounting for advertising expenditure. The group charges advertising expenditure to the income statement when it has a right of access to the goods or services acquired, as opposed to charging such costs to the income statement when the advertisement is first shown to the public. Advertisements, non-depreciable point of sale material, costs in respect of events and some sponsorship payments previously recorded in the income statement when delivered to the final customer are now expensed when delivered to the company. The impact of this change in accounting policy reduced operating profit for the year ended 30 June 2009 by £15 million (six months ended 31 December 2008 - £3 million), reduced the taxation charge for the year ended 30 June 2009 by £3 million (six months ended 31 December 2008 - £nil) and reduced basic earnings per share for the year ended 30 June 2009 by 0.5 pence (six months ended 31 December 2008 – 0.1 pence). In addition, the adoption of the amendment decreased inventories at 30 June 2009 by £3 million (31 December 2008 - £2 million), decreased trade and other receivables included in current assets at 30 June 2009 by £54 million (31 December 2008 - £45 million), increased deferred tax assets at 30 June 2009 by £6 million (31 December 2008 - £3 million), reduced investment in associates at 30 June 2009 by £4 million (31 December 2008 - £5 million) and reduced deferred tax liabilities at 30 June 2009 by £9 million (31 December 2008 - £9 million).

In addition, the group has changed its accounting policy in respect of returnable bottles and crates (‘returnables’) as the change more appropriately reflects the usage of these assets. These are now held within property, plant and equipment and depreciated on a straight-line basis to estimated residual values over their expected useful lives. Formerly they were held within inventories and written down on purchase to their net realisable value. The impact of the adoption of this accounting policy has reduced operating profit for the year ended 30 June 2009 by £10 million (six months ended 31 December 2008 - £3 million), reduced the taxation charge for the year ended 30 June 2009 by £3 million (six months ended 31 December 2008 - £1 million) and reduced basic earnings per share for the year ended 30 June 2009 by 0.1 pence (six months ended 31 December 2008 – £nil). £3 million of the charge for the year ended 30 June 2009 is in respect of non controlling interests (six months ended 31 December 2008 - £1 million).  On the consolidated balance sheet at 30 June 2009 inventories have reduced by £81 million (31 December 2008 - £87 million), property plant and equipment has increased by £58 million (31 December 2008 - £68 million), trade and other payables have reduced by £1 million (31 December 2008 - £1 million), deferred tax liabilities have reduced by £6 million (31 December 2008 - £5 million) and non-controlling interests have reduced by £10 million (31 December 2008 - £9 million).

All comparatives in the financial information have been restated in accordance with the above changes in accounting policies.

The following accounting standards and interpretations, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC), have been adopted by the group from 1 July 2009 with no significant impact on its consolidated results or financial position:

IFRS 3 (Revised) - Business combinations
IFRIC 13 - Customer loyalty programmes
IFRIC 15 - Arrangements for the construction of real estate
IFRIC 16 - Hedges of a net investment in a foreign operation
IFRIC 18 - Transfers of assets from customers
Amendment to IAS 27 - Consolidated and separate financial statements
Amendment to IAS 32 - Financial instruments
Amendment to IAS 39 - Financial instruments: recognition and measurement - Eligible hedge items
Amendment to IFRS 7 - Improving disclosures about financial instruments
Amendment to IFRIC 9 - Reassessment of embedded derivatives
Improvements to International Financial Reporting Standards 2009

The comparative figures for the financial year ended 30 June 2009 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2.	Segmental analysis

The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, International and Asia Pacific. In addition to these geographic selling segments, a further segment reviewed by the executive committee is global supply which manufactures and distributes premium drinks within the group. Continuing operations also include the corporate function. In view of the focus on the geographic segments in explaining the group’s performance in the business review, the results of the global supply segment have, in order to provide additional reconciling information, been allocated to the geographic segments. This gives an additional basis of presenting the group’s performance and results on the basis of the location of third party customers. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographic segments or to global supply and hence are not allocated. They also include rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel. The group also owns a 34% interest in Moët Hennessy which is based in France and accounted for as an associate.

For management reporting purposes Diageo measures the current period at, and restates the prior period net sales and operating profit to, the current year’s budgeted foreign exchange rates. These exchange rates are set prior to the reporting period as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout a reporting period. The segmental information for net sales and operating profit is therefore reported at budgeted exchange rates in line with internal reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to Diageo’s reported results are shown in the tables below. The comparative information, prior to re-translation, has not been restated at the current year’s budgeted exchange rates but is reported at the budgeted rates for the year ended 30 June 2009.

Segmental analysis (continued)

	North America £million	Europe £million	Inter- national £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million
Six months ended 31 December 2009
Sales	1,969	2,456	1,726	737	1,391	(1,391)	6,888	40	6,928
Net sales
At budgeted exchange rates*	1,622	1,409	1,327	490	1,375	(1,319)	4,904	38	4,942

Retranslation to actual exchange rates	64	107	66	26	72	(72)	263	2	265
Global supply allocation	9	31	9	7	(56)	-	-	-	-
Net sales	1,695	1,547	1,402	523	1,391	(1,391)	5,167	40	5,207
Operating profit/(loss)
At budgeted exchange rates*	613	471	458	95	65	-	1,702	(95)	1,607

Retranslation to actual exchange rates	24	24	(4)	7	5	-	56	(32)	24
At actual exchange rates	637	495	454	102	70	-	1,758	(127)	1,631
Global supply allocation	30	33	6	1	(70)	-	-	-	-
Operating profit/(loss) before exceptional items	667	528	460	103	-	-	1,758	(127)	1,631

Exceptional restructuring costs	(6)	(6)	(3)	(5)	(74)	-	(94)	(1)	(95)
Operating profit/(loss)	661	522	457	98	(74)	-	1,664	(128)	1,536
Net finance charges									(237)
Share of associates’ profits after tax
- Moët Hennessy									90
- Other associates									4
Profit before taxation									1,393

	North America £million	Europe £million	Inter- national £million	Asia Pacific £million	Global Supply £million	Eliminate inter- segment sales £million	Total operating segments £million	Corporate and other £million	Total £million
Six months ended 31 December 2008 (restated)
Sales	2,043	2,431	1,517	661	1,235	(1,235)	6,652	39	6,691
Net sales
At budgeted exchange rates*	1,474	1,394	1,082	447	1,189	(1,134)	4,452	37	4,489

Retranslation to actual exchange rates	270	137	146	23	102	(101)	577	2	579
Global supply allocation	11	29	9	7	(56)	-	-	-	-
Net sales	1,755	1,560	1,237	477	1,235	(1,235)	5,029	39	5,068
Operating profit/(loss)
At budgeted exchange rates*	563	476	377	93	39	-	1,548	(44)	1,504

Retranslation to actual exchange rates	88	34	30	(2)	4	-	154	(15)	139
At actual exchange rates	651	510	407	91	43	-	1,702	(59)	1,643
Global supply allocation	19	19	5	-	(43)	-	-	-	-
Operating profit/(loss) before exceptional items	670	529	412	91	-	-	1,702	(59)	1,643

Exceptional restructuring costs	-	-	-	-	(13)	-	(13)	-	(13)
Operating profit/(loss)	670	529	412	91	(13)	-	1,689	(59)	1,630
Net finance charges									(344)
Share of associates’ profits after tax
- Moët Hennessy									112
- Other associates									8
Profit before taxation									1,406

*  These items represent the IFRS 8 performance measures for the geographic and global supply segments.

The group’s net finance charges are managed centrally and are not attributable to individual activities.

Apart from sales by the global supply segment, inter-segmental sales are not material.

The festive holiday season provides the peak period for sales. Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $1.64 (2008 - £1 = $1.66) and euro - £1 = €1.12 (2008 - £1 = €1.21). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.62 (30 June 2009 - £1 = $1.65; 31 December 2008 - £1 = $1.46) and euro - £1 = €1.13 (30 June 2009 - £1 = €1.17; 31 December 2008 - £1 = €1.05). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3.	Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	£ million

Global restructuring programme	(21)	-
Restructuring of global supply operations	(69)	-
Restructuring of Irish brewing operations	(5)	(13)
	(95)	(13)
Charged to:
Cost of sales	22	13
Other operating expenses	73	-
	95	13
Exceptional items relating to tax are identified in note 5.

4.	Net interest and other finance charges
	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	£ million

Interest payable	(284)	(311)
Interest receivable	139	45
Market value movements on interest rate instruments	(52)	(31)
Net interest payable	(197)	(297)

Net finance charge in respect of post employment plans	(25)	-
Unwinding of discounts	(7)	(11)
Other finance income/(charges)	3	(17)
	(29)	(28)

Net exchange movements on certain financial instruments	(11)	(19)
Net other finance charges	(40)	(47)

5.	Taxation

For the six months ended 31 December 2009, the £310 million taxation charge (2008 - £210 million) comprises a UK tax credit of £47 million (2008 - £77 million) and a foreign tax charge of £357 million (2008 - £287 million).  A tax credit of £24 million on exceptional operating items (2008 - £2 million) is included in the tax charge.  The tax charge for the six months ended 31 December 2008 also included an exceptional tax credit of £101 million arising as a result of settlements agreed with tax authorities.

6.	Discontinued operations

Discontinued operations represent a provision of £10 million in respect of future payments to new thalidomide claimants.  It is expected that the annual payment will be approximately £2 million per annum payable until 2030.  Provision has been made for the discounted value of these payments.

7.	Inventories
	31 December 2009	30 June 2009 (restated)	31 December 2008 (restated)
	£ million	£ million	£ million

Raw materials and consumables	311	270	312
Work in progress	25	25	25
Maturing inventories	2,413	2,274	2,240
Finished goods and goods for resale	530	509	687
	3,279	3,078	3,264

8.	Net borrowings
	31 December 2009	30 June 2009	31 December 2008
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(891)	(890)	(1,892)
Borrowings due after one year	(8,202)	(7,685)	(9,223)
Fair value of interest rate hedging instruments	64	93	172
Fair value of foreign currency swaps and forwards	154	170	448
Finance lease liabilities	(18)	(21)	(9)
	(8,893)	(8,333)	(10,504)
Cash and cash equivalents	1,589	914	2,088
	(7,304)	(7,419)	(8,416)

In the six months ended 31 December 2009, the group issued a $500 million (£305 million) global bond repayable in January 2015 with a coupon of 3.25%. A $300 million (£182 million) medium term note was repaid.

9.	Reconciliation of movement in net borrowings
	Six months ended 31 December 2009	Six months ended 31 December 2008
	£ million	£ million

Increase in net cash and cash equivalents before exchange	682	1,199
Cash flow from change in loans	(299)	(1,802)
Change in net borrowings from cash flows	383	(603)
Exchange differences	(201)	(1,470)
Other non-cash items	(67)	104
Net borrowings at beginning of the period	(7,419)	(6,447)
Net borrowings at end of the period	(7,304)	(8,416)

10.	Dividends
	Six months ended 31 December 2009 £ million	Six months ended 31 December 2008 £ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend paid for the year ended 30 June 2009 of 22.20 pence per share (2008 - 21.15 pence)	551	527

For the six months ended 31 December 2009, an interim dividend of 14.60 pence per share (2008 - 13.90 pence) was approved by the Board on 10 February 2010. As this was after the balance sheet date, this dividend has not been included as a liability in the balance sheet at 31 December 2009.

11.	Cash generated from operations
	Six months ended 31 December 2009		Six months ended 31 December 2008 (restated)
	£ million	£ million	£ million	£ million

Profit for the period	1,073		1,196
Discontinued operations	10		-
Taxation	310		210
Share of associates’ profits after tax	(94)		(120)
Net interest and net other finance charges	237		344
Operating profit		1,536		1,630
Increase in inventories	(128)		(264)
Increase in trade and other receivables	(488)		(583)
Increase in trade and other payables	544		6
Net movement in working capital		(72)		(841)
Depreciation and amortisation		159		144
Dividend income		6		9
Other items		(60)		42
Cash generated from operations		1,569		984

In the consolidated statement of cash flows, cash generated from operations is stated after £76 million (2008 - £2 million) of cash outflows in respect of exceptional operating items.

12.	Contingent liabilities and legal proceedings

(a) Guarantees As of 31 December 2009 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation  An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(c) Turkish customs litigation  In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary (Diageo Turkey) in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and ad valorem import duty payable on the beverage alcohol products sold in the domestic channel in Turkey between 2001 and April 2009.  The matter involves multiple cases against Diageo Turkey at various stages of litigation, including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court, and a group of cases decided on corrections appeal against Diageo Turkey that are now under further appeal. Diageo Turkey is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. If all of these cases were finally to be decided against Diageo Turkey, the aggregate theoretical loss could exceed £100 million. Diageo Turkey has been using available opportunities to indicate to the Turkish authorities that, if suitable enabling legislation were in place, Diageo Turkey would be amenable to agreeing a settlement at a level that is proportionate to the scale of Diageo Turkey’s business, which on an annualised basis earns operating profit of less than £10 million. In this context, Diageo believes that any eventual liability is unlikely to be material to the Diageo group as a whole. Diageo Turkey intends to defend its position vigorously.

(d) SEC investigation As previously reported, Diageo Korea and several of its current and former employees have been subject to investigations by Korean authorities regarding various regulatory and control matters. Convictions for improper payments to a Korean customs official have been handed down against two former Diageo Korea employees, and a former and two current Diageo Korea employees have been convicted on various counts of tax evasion. Diageo had previously voluntarily reported the allegations relating to the convictions for improper payments to the US Department of Justice and the US Securities and Exchange Commission (SEC). The SEC has commenced an investigation into these matters, and Diageo is in the process of responding to the regulators’ enquiries. Diageo’s own internal investigation in Korea and elsewhere is ongoing. The US Foreign Corrupt Practices Act (FCPA) and related statutes and regulations provide for potential monetary penalties, criminal sanctions and may result in some cases in debarment from doing business with governmental entities in connection with FCPA violations. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these matters may give rise.

(e)  Korean customs litigation Litigation is ongoing at the Korean National Tax Tribunal in connection with the application of the methodology used in transfer pricing on spirits imports since 2004.  On 24 December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for approximately £94 million.  In order to preserve its right to appeal, Diageo Korea is required to pay the full amount of the assessment.  Diageo Korea paid £4 million to the Korean customs authorities in the year ended 30 June 2009, £18 million in the six months ended 31 December 2009, and expects to pay an additional £72 million by 5 July 2010, in respect of the period prior to 30 June 2007.  On 22 January 2010, Diageo Korea appealed this customs audit assessment to the Korean National Tax Tribunal. Diageo Korea intends to defend its position vigorously.

(f) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

13.	Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans, as disclosed in the Annual Report for the year ended 30 June 2009. There have been no transactions with these related parties during the six months ended 31 December 2009 that have materially affected the financial position or performance of the group during this period.

RESPONSIBILITY STATEMENT

N.C. Rose, Chief Financial Officer, confirmed on behalf of the board that, to the best of his knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the EU;

•	the interim management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules of the UK’s Financial Services Authority, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules of the UK’s Financial Services Authority, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the group during that period; and any changes in the related party transactions described in the 2009 Annual Report that could have a material effect on the financial position or performance of the group in the first six months of the current financial year.

INDEPENDENT REVIEW REPORT TO DIAGEO PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2009 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated statement of cash flows and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (‘the DTR’) of the UK's Financial Services Authority (‘the UK FSA’). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as endorsed and adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed and adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2009 is not prepared, in all material respects, in accordance with IAS 34 as endorsed and adopted by the EU and the DTR of the UK FSA.

Ian Starkey
for and on behalf of KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London, EC4Y 8BB, UK
10 February 2010

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Definitions

Comparisons are to the six months ended 31 December 2008 (2008) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements after retranslating prior period reported numbers at current period exchange rates and after adjusting for the effect of exceptional items, acquisitions and disposals and the adoption of new accounting policies. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, ready to drink in nine litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine litre cases divide by five.

Net sales are sales after deducting excise duties.

Price/mix is the number of percentage points by which the movement in net sales exceeds the movement in volume.  The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

The classification of brands as ‘local priority brands’ and ‘category brands’ has been discontinued for reporting purposes because management no longer uses those measures to analyse the performance of the business.

References to ready to drink include progressive adult beverages in the United States and certain markets supplied by the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Tanqueray Ten, Cîroc, Don Julio, Ketel One and Zacapa.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share and share of voice data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page X – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Reconciliation to GAAP measures

1.	Organic movements

Organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior period reported numbers at current period exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management.  The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control.  Residual exchange impacts are reported within corporate.

Acquisitions, disposals and exceptional items also impact on the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Organic movements in volume, sales, net sales and operating profit

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

The organic movement calculations for volume, sales, net sales and operating profit before exceptional items for the six months ended 31 December 2009 were as follows:

Volume	2008 Reported units million		Acquisitions and disposals(2) units million	Organic movement units million	2009 Reported units million	Organic movement %

North America	28.9		-	(1.3)	27.6	(4)
Europe	22.5		-	(0.5)	22.0	(2)
International	20.3	*	-	0.5	20.8	2
Asia Pacific	6.5		-	(0.1)	6.4	(1)
Total volume	78.2	*	-	(1.4)	76.8	(2)

*Decreased by 0.3 million equivalent units from the figures reported for the six months ended 31 December 2008.

Sales	2008 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2009 Reported £ million	Organic movement %

North America	2,043	37	9	(120)	1,969	(6)
Europe	2,431	84	6	(65)	2,456	(3)
International	1,517	64	-	145	1,726	9
Asia Pacific	661	77	-	(1)	737	-
Corporate	39	1	-	-	40
Total sales	6,691	263	15	(41)	6,928	(1)

Net sales	2008 Reported £ million	Exchange(1) £ million	Acquisitions and disposals(2) £ million	Organic movement £ million	2009 Reported £ million	Organic movement %

North America	1,755	34	9	(103)	1,695	(6)
Europe	1,560	61	5	(79)	1,547	(5)
International	1,237	58	-	107	1,402	8
Asia Pacific	477	53	-	(7)	523	(1)
Corporate	39	1	-	-	40
Total net sales	5,068	207	14	(82)	5,207	(2)
Excise duties	1,623				1,721
Total sales	6,691				6,928

Operating profit	2008 Reported* £million	Exchange(1) £ million	Acquisitions And disposals(2) £ million	Organic movement £ million	2009 Reported £ million	Organic movement %

North America	670	13	(5)	(11)	667	(2)
Europe	529	17	-	(18)	528	(3)
International	412	(15)	-	63	460	16
Asia Pacific	91	7	-	5	103	5
Corporate	(59)	21	-	(89)	(127)
Total operating profit before exceptional items	1,643	43	(5)	(50)	1,631	(3)
Exceptional items(3)	(13)				(95)
Total operating profit	1,630				1,536

*   The figures for the six months ended 31 December 2008 have been restated following the adoption of the amendment to IAS 38 – Intangible assets and IFRS 8 – Operating segments and the change to the accounting treatment of returnables.  See Note 1 to the financial information and page 38 for an explanation of the effect of the restatements.

Notes:  Information relating to the organic movement calculations

(1)
The exchange adjustments for sales, net sales and operating profit are primarily the retranslation of prior period reported results at current period exchange rates and are principally in respect of the euro, the US dollar and the Australian dollar.

(2)
The impacts of acquisitions and disposals are excluded from the organic movement percentages. In the six months ended 31 December 2009 there were no acquisitions or disposals but adjustment is made to exclude the impact of the disposal of the Bordeaux wine agency business in the United States and the acquisitions of Stirrings LLC and the distribution rights of Grand Marnier and Windhoek completed in the year ended 30 June 2009.

(3)
Operating exceptional items in the six months ended 31 December 2009 comprised charges of £21 million (2008 - £nil) in respect of the global restructuring programme, £69 million (2008 - £nil) in respect of the restructuring of global supply operations and £5 million (2008 - £13 million) in respect of the restructuring of Irish brewing operations.

Notes: Organic movement calculations methodology

a)
The organic movement percentage is the amount in the column headed Organic movement in the tables above expressed as a percentage of the aggregate of the amount in the column headed 2008 Reported, the amount in the column headed Exchange and the amount, if any, in respect of disposals included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

b)
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period. The acquistion adjustment also includes transaction costs on acquisitions incurred in the appropriate period.

Restatement of prior period operating profit

As reported in Note 1 on page 26, Diageo adopted the amendment to IAS 38 – Intangible assets and IFRS 8 – Operating segments from 1 July 2009.  In addition, Diageo changed its accounting policy in respect of the accounting for returnables from 1 July 2009.  The segmental figures for operating profit before exceptional items for the year ended 30 June 2009 and the six months ended 31 December 2008 have been restated as follows:

Year ended 30 June 2009

	As previously reported £ million	Amendment to IAS 38 £ million	IFRS 8 £ million	Returnables £ million	Restated £ million	Restated organic growth %

North America	1,156	(2)	(16)	-	1,138	(1)
Europe	856	(10)	7	-	853	(1)
International	645	(3)	17	(10)	649	11
Asia Pacific	164	-	(5)	-	159	3
Corporate	(208)	-	(3)	-	(211)
	2,613	(15)	-	(10)	2,588	4

Six months ended 31 December 2008

	As previously reported £ million	Amendment to IAS 38 £ million	IFRS 8 £ million	Returnables £ million	Restated £ million

North America	682	2	(14)	-	670
Europe	547	(8)	(10)	-	529
International	420	-	(5)	(3)	412
Asia Pacific	93	3	(5)	-	91
Corporate	(93)	-	34	-	(59)
	1,649	(3)	-	(3)	1,643
For further information and the impact on the consolidated balance sheet see Note 1 to the financial information. All amounts shown in the tables above under ‘Amendment to IAS 38’ are in respect of marketing spend on which the other restatements have no impact.

Movement in earnings per share before exceptional items and discontinued operations and underlying movement in earnings per share

The group’s management believes movement in earnings per share before exceptional items and discontinued operations as well as earnings per share on an underlying movement basis provides valuable additional information for users of the financial statements in understanding the group’s overall performance. The group’s management believes that the comparison of movements on these bases provides information as to the individual components of the movement in basic earnings per share, being the impact of retranslating prior period reported results at current period exchange rates and the impact of exceptional items, acquisitions, disposals and discontinued operations the application of an underlying tax rate for each period. These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic earnings per share and reported movements therein.

The calculation of movements in earnings per share for the six months ended 31 December 2009 was as follows:

	Six months ended	Six months ended
	31 December 2009	31 December 2008
		Restated	Growth
	Pence per share (6)	Pence per share (6)%

Basic eps	40.9	45.5	(10)
Exceptional items (1)	3.3	(3.6)
Eps before exceptional items
and discontinued operations	44.2	41.9	5
Tax equalisation (2)	-	-
Exchange (3)	0.4	2.1
IAS 21 and IAS 39 (4)	0.1	1.6
Disposals (5)	-	(0.1)
Adjusted basic eps – underlying
growth	44.7	45.5	(2)
Notes:  Information relating to the current period

(1)
In the six months ended 31 December 2009, there were exceptional charges after tax of £71 million (2008 - £11 million) for restructuring.  In the six months ended 31 December 2008, there was an exceptional tax credit of £101 million. Discontinued operations in the six months ended 31 December 2009 amounted to £10 million (2008 - £nil).

(2)
Tax equalisation - the impact of adjusting the reported tax rate for each period to the underlying tax rate for each period (see 5. Underlying tax rate). No adjustment from the reported tax rate to the underlying tax rate is required in respect of the six month periods ended 31 December 2009 and 31 December 2008 other than the adjustments made in respect of exceptional items.

(3)
Exchange - the exchange adjustments for operating profit and net finance charges are principally in respect of the euro and the US dollar. Exchange adjustments are taxed at the underlying tax rate for the period.

(4)
Amounts under IAS 21 and IAS 39 reported in net finance charges, excluding transactions with offsetting impact in net interest payable, after tax at the underlying tax rate for each period are excluded from adjusted basic earnings per share.

(5)
In the six months ended 31 December 2009 there were no acquisitions or disposals but adjustment is made to exclude the impact of the disposal of the Bordeaux wine agency business in the United States and the acquisitions of Stirrings LLC and the distribution rights of Grand Marnier and Windhoek completed in the year ended 30 June 2009.

(6)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the six months ended 31 December 2009 of 2,482 million (2008 - 2,492 million).

Notes: Underlying movement calculations methodology

a)
Where a business, brand, brand distribution right or agency agreement or investment was disposed of, or terminated, in the current period, the group, in the underlying movement calculations, adjusts the profit for the period attributable to equity shareholders for the comparable prior period to exclude the following: (i) the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period); (ii) a capital return in respect of the reduction in interest charge had the disposal proceeds been used entirely to reduce borrowings; and (iii) taxation at the underlying tax rate. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was disposed of part way through the equivalent prior period, then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital return from use of the proceeds of the disposal to reduce borrowings and tax at the underlying tax rate) would be excluded from that prior period’s performance in the underlying movement calculation, since the group recognised no contribution from that business in the current period.

b)
Where a business, brand, brand distribution right, agency agreement or investment was acquired subsequent to the end of the equivalent prior period, the group, in the underlying movement calculations, adjusts the profit for the current period attributable to equity shareholders to exclude the following: (i) the amount the group earned in the current period that it could not have earned in the prior period; (ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings; and (iii) taxation at the underlying tax rate. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period, then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the underlying tax rate) would be adjusted only to include the results from the anniversary of the acquisition in the current period’s performance in the underlying movement calculation.

c)
The exchange effects of IAS 21 in respect of short term inter-company funding balances and IAS 39 in respect of market value movements as recognised in net finance charges, net of tax at the underlying tax rate, are removed from both the current and prior period as part of the underlying movement calculation.

d)
Underlying movement percentages for basic earnings per share are calculated as the underlying movement amount in pence, expressed as the percentage of the prior period results at current period exchange rates, and after making an adjustment in each period for exceptional items, tax equalisation, the impacts of IAS 21 and IAS 39 on net finance charges, and acquisitions, disposals and discontinued operations.

2.	Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

3.	Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business after applying the underlying tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Capital employed comprises net assets for the period, excluding post employment benefit net liabilities (net of deferred tax) and net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the six months ended 31 December 2009 and 31 December 2008 were as follows:

	2009	2008
		(restated)
	£ million	£ million

Operating profit	1,536	1,630
Exceptional items	95	13
Associates’ profits after interest and tax	94	120
Tax at the underlying tax rate of 22.4% (2008 – 22.1%)	(386)	(390)
	1,339	1,373

Average net assets (excluding net post employment liabilities)	5,150	4,682
Average net borrowings	7,362	7,432
Average integration and restructuring costs (net of tax)	1,170	1,006
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	15,244	14,682

Annualised return on average total invested capital	17.6%	18.7%

4.	Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see 3 above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the six months ended 31 December 2009 and 31 December 2008 were as follows:

	2009	2008 (restated)
	£ million	£ million

Average total invested capital (see 3 above)	15,244	14,682

Operating profit	1,536	1,630
Exceptional items	95	13
Associates’ profit after interest and tax	94	120
Tax at the underlying tax rate of 22.4% (2008 – 22.1%)	(386)	(390)
	1,339	1,373
Capital charge at 9% of average total invested capital	(686)	(661)
Economic profit	653	712

5.	Underlying tax rate

The underlying tax rate is a non-GAAP measure that reflects the adjusted tax charge on profit from continuing businesses before exceptional items as a percentage of profit from continuing businesses before exceptional items. The underlying tax rate is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which management is most directly able to influence.

The group's management believe the measure assists users of the financial statements in understanding the group's effective tax rate as it reflects the tax arising on the profits from the ongoing business.

The components of the reported tax charge which do not form part of the adjusted tax charge, as defined by the group's management, relate to: exceptional tax items; movements on deferred tax assets arising from intra group reorganisations which are due to changes in estimates of expected future utilisation; any other tax charge or credit that arises from intra group reorganisations; and items which are offset by credits or debits in discontinued operations.

In the six months ended 31 December 2009 both the reported and underlying tax rate were 22%. In the six months ended 31 December 2008 the reported tax rate was 15% and the underlying rate was 22%. The items decreasing the reported rate in the six months ended 31 December 2008 related to settlements agreed with tax authorities in respect of intra group reorganisations which gave rise to changes in the value of deferred tax assets and tax provisions.

6.	Interest cover

The income statement interest cover is defined as the number of times that the sum of operating profit before exceptional items and share of associates’ profits after tax exceeds net interest payable.

Cash interest cover is defined as the number of times that the sum of operating profit before exceptional items, depreciation and amortisation and dividends from associates exceeds the net interest cash flow.

The group’s management believe that these measures assist users of the financial statements in understanding the liquidity position of the ongoing business.

Principal risks

Diageo’s products are sold in over 180 markets worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across mature, developing and emerging markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. The key risks and uncertainties facing the group in the second half of the current financial year are described in the “Business Description” section of the 2009 Annual Report, some or all of which have the potential to impact the results or financial position during the second half of the current financial year.

These key risks and uncertainties are (in summary): competition may reduce Diageo’s market share and margins; expected benefits may not be derived from Diageo’s strategy or its cost-saving and restructuring programmes; systems change programmes may not deliver intended benefits; systems failures; regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities; litigation; contamination, counterfeiting or other circumstances could harm customer support for Diageo’s brands; changes in consumer preferences and tastes and adverse impacts of a declining economy; decline in social acceptability of Diageo’s products; increased costs or shortages of labour; disruption to production facilities or business service centres; increased costs of raw materials or energy; unfavourable economic conditions or political or other developments and risks in the countries in which Diageo operates; failure to maintain or renegotiate distribution, supply and manufacturing agreements on favourable terms; inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against Diageo’s directors.

Cautionary statement concerning forward-looking statements

This announcement contains ‘forward-looking statements’. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	global and regional economic downturns;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•
legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and laws governing pensions;

•
developments in any litigation or other similar proceedings directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	developments in the Colombian litigation and Turkish customs litigation or any similar proceedings;

•
changes in consumer preferences and tastes, demographic trends or perception about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•	changes in the cost of raw materials, labour and/or energy;

•	changes in economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending and failure of customer, supplier and financial counterparties;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•	termination of existing distribution or licence manufacturing rights on agency brands;

•	systems change programmes, existing or future, and the ability to derive expected benefits from such programmes, and systems failure that could lead to business disruption;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2009 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures.

The content of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this announcement.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc nor an invitation or inducement to engage in any other investment activities.

This announcement includes information about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

For further information

Half Year Results Webcast

At 09.30 (UK time) on Thursday 11 February, Paul Walsh, CEO and Nick Rose, CFO will present Diageo’s Half Year Results as a webcast.  This will be available to view at www.diageo.com.  The presentation slides will be available from 08.45 (UK time).  The transcript will be available after 11.00 (UK time) and both will be available for download at www.diageo.com.  An archived video and podcast of the presentation and Q&A session will also be made available later that day.

If you would like to ask a question during the live Q&A session, please use the following dial-in numbers:

UK Toll free – 0800 279 9640
North America Toll free – 1866 850 2201
France Toll free – 0805 770 152
Germany Toll free – 0800 673 8355
Ireland Toll free – 1800 944 322
Italy Toll free – 800 976 303
Netherlands Toll free – 0800 265 9174
Spain Toll free – 800 099 797
Switzerland Toll free – 0800 000 287
International  – +44 (0)20 7138 0828

Please quote confirmation code:  8053049

A transcript of the Q&A session will be available for download at www.diageo.com on 15 February.

US Analysts Conference Call

Paul Walsh, CEO and Nick Rose, CFO will host a conference call for US analysts and investors at 15.00 (UK time) on Thursday 11 February.  To participate, please use the following dial-in numbers:

UK Toll free – 0800 279 9640
North America Toll free – 1866 850 2201
France Toll free – 0805 770 155
Germany Toll free – 0800 673 8354
Ireland Toll free – 1800 992 779
Italy Toll free – 800 088 737
Netherlands Toll free – 0800 265 9175
Spain Toll free – 800 099 797
Switzerland Toll free – 0800 000 287
International  – +44 (0)20 7138 0829

Please quote confirmation code:  6419896

A transcript of the Conference Call will be available for download at www.diageo.com on 15 February.

Conference Call Replay

The conference call will also be available on instant replay from 17.00 (UK time) and will be available until 25 February 2010.  Please use the following dial-in numbers:

UK Toll free – 0800 358 7735
North America Toll free – 1866 932 5017
France Toll free – 0800 989 597
Germany Toll free – 0800 673 8348
Ireland Toll free – 1800 932 637
Italy Toll free – 800 088 741
Netherlands Toll free – 0800 265 9180
Switzerland Toll free – 0800 650 003
International  – +44 (0)20 7111 1244

Please quote confirmation code: 6419896

Investor enquiries to:	Nick Temperley	+44 (0) 20 8978 4223
	Sarah Paul	+44 (0) 20 8978 4326
	Kelly Padgett	+1 202 715 1110
Investor.relations@diageo.com

Media enquiries to:	James Crampton	+44 (0) 20 8978 4613
	Cecilia Coonan	+44 (0) 20 8978 2749
Media@diageo.com